As filed with the Securities and Exchange Commission on

                               September 26, 1997

                         Registration No. _____________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      [X]

                            Pre-Effective Amendment No. ____            [ ]

                            Post-Effective Amendment No. ____           [ ]

           REGISTRATION STATEMENT UNDER THE INVESTMENT ACT OF 1940      [X]

                                   Amendment No. ____                   [ ]


                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                              SEPARATE ACCOUNT VA-2

                    Ameritas Variable Life Insurance Company
                                    Depositor

                                 5900 "O" Street
                             Lincoln, Nebraska 68510

                            -------------------------

                               NORMAN M. KRIVOSHA
                          Secretary and General Counsel
                    Ameritas Variable Life Insurance Company
                                 5900 "O" Street
                             Lincoln, Nebraska 68510


Approximate Date of Proposed Public Offering: As soon as practicable after effective date.

        Calculation of Registration Fee under the Securities Act of 1933

The Registrant is registering an indefinite number of shares under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

                                    OVERTURE
                  CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-4


PART A
FORM N-4          ITEM                                    HEADING IN PROSPECTUS
Item 1.           Cover Page..............................Cover Page
Item 2.           Definitions.............................Definitions
Item 3.           Synopsis or Highlights..................Fee Table; Fund Expense Summary; Example
Item 4.           Condensed Financial  Information........Condensed Financial Information; Performance Data
Item 5.           General Description of Registrant,
                  Depositor, and Portfolio Companies
                  a) Depositor............................Ameritas Variable Life Insurance Company
                  b) Registrant...........................The Separate Account
                  c) Portfolio Company....................The Funds
                  d) Prospectus...........................The Funds
                  e) Voting...............................Voting Rights
                  f) Administrator........................N/A
Item 6.           Deductions and Expenses
                  a) Deductions...........................Fee Table; Charges and Deductions
                  b) Sales load...........................Fee Table; Withdrawal Charge
                  c) Special purchase plans...............Administrative Charges
                  d) Commissions..........................Distribution of the Policies
                  e) Portfolio company deductions and
                     expenses.............................The Funds; Fee Table: Fund Expense Summary
                  f) Registrant's expenses................N/A
Item 7.           General Description of Variable
                  Annuity Contracts
                  a) Rights ..............................Policy Features; Annuity Period; General Provisions;
                                                          Voting Rights
                  b) Provisions and limitations...........Policy Features;  Allocation of Premium; Transfers Among the
                                                          Portfolios and the Fixed Account
                  c) Changes in contracts or
                      operations..........................Addition, Deletion, or Substitution of Investments;
                                                          Policy Features; Voting Rights
                  d) Contractowners inquiries.............Owner Inquiries
Item 8.           Annuity Period
                  a) Level of benefits....................Allocation of Premium; Annuity Income Options
                  b) Annuity commencement date............Annuity Date
                  c) Annuity payments.....................Annuity  Income Options
                  d) Assumed investment return............N/A
                  e) Minimums.............................Annuity Income Options
                  f) Rights to change options or
                     transfer investment base.............Annuity Income Options
Item 9.           Death Benefit
                  a) Death benefit calculation............Death of Annuitant; Death of Owner;
                                                          Annuity Income Options
                  b) Forms of benefits....................Death of Annuitant; Death of Owner
Item 10.          Purchases and Contract Values
                  a) Procedures for purchases.............Cover Page; Policy Purchase and Premium
                                                          Payment; Allocation of Premium
                  b) Accumulation unit value..............Accumulation Value; Value of Accumulation Units
                  c) Calculation of accumulation unit
                      value...............................Accumulation Value
                  d) Principal underwriter................Distribution of the Policies

Item 11.          Redemptions
                  a) Redemption procedures................Withdrawals and Surrenders
                  b) Texas Optional Retirement
                      Program.............................N/A
                  c) Delay................................Withdrawals and Surrenders;
                                                          Deferment of Payment
                  d) Lapse................................N/A
                  e) Revocation rights....................Free Look  Privilege
Item 12.          Taxes
                  a) Tax consequences.....................Federal Tax Matters
                  b) Qualified plans......................Federal Tax Matters
                  c) Impact of taxes......................Tax Charges
Item 13.          Legal Proceedings ......................Legal Proceedings
Item 14.          Table of Contents for Statement of
                  Additional Information..................Statement of Additional Information

PART B
FORM N-4          ITEM                                    HEADING IN STATEMENT OF ADDITIONAL  INFORMATION

Item 15.          Cover page..............................Cover page
Item 16.          Table of Contents.......................Table of Contents
Item 17.          General Information and History
                  a) Name change/Suspended sales..........N/A
                  b) Attribution of Assets................N/A
                  c) Control of Depositor.................General Information and History
Item 18.          Services
                  a) Fees, expenses and costs.............N/A
                  b) Management-related services..........AVLIC
                  c) Custodian and independent public
                      accountant..........................Safekeeping of Account Assets; Experts
                  d) Other custodianship..................N/A
                  e) Administrative servicing agent.......N/A
                  f) Depositor as  principal
                     underwriter..........................N/A
Item 19.          Purchase of Securities Being Offered
                  a) Manner of Offering...................N/A
                  b) Sales load...........................N/A
Item 20.          Underwriters
                  a) Depositor or affiliate as  principal
                     underwriter..........................Distribution of the Policy
                  b) Continuous offering..................Distribution of the Policy
                  c) Underwriting commissions.............Distribution of the Policy
                  d) Payments of underwriter..............N/A
Item 21.          Calculation of Performance Data.........Calculation of Performance Data
Item 22.          Annuity Payments........................N/A
Item 23.          Financial Statements
                  a) Registrant...........................Financial Statements
                  b) Depositor............................Financial Statements

                                   AMERITAS VARIABLE LIFE INSURANCE COMPANY LOGO

PROFILE
OF THE OVERTURE ACCLAIM!
VARIABLE ANNUITY CONTRACT                                (Date) ____________


         This profile summarizes important points you should consider before purchasing this Policy. The Policy is more fully described in the prospectus which accompanies this Profile. Please read the prospectus carefully.

1. THE ANNUITY CONTRACT The variable annuity policy offered by Ameritas Variable
   --------------------
Life Insurance Company (AVLIC) is a policy between you, the owner, and AVLIC, an insurance company. The Policy provides a means for investing on a tax-deferred basis in 26 investment subaccounts and a Fixed Account of AVLIC. The Policy is intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed income options.
         This Policy offers 26 subaccounts which are listed below. These subaccounts are designed to offer a better return than the Fixed Account, however, this is NOT guaranteed. You can also lose your money.
         The Fixed Account offers an interest rate guaranteed by the insurance company, AVLIC. This interest rate is set each month and guaranteed for a year. While your money is in the Fixed Account, your principal and all interest earned is guaranteed by AVLIC.
         You can put money into any or all of the subaccounts and the Fixed Account. You can transfer between accounts up to 15 times a year without charge. After 15 transfers, the charge is $10 for each additional transfer. There are restrictions on the Fixed Account.
         The Policy, like all deferred annuity policies, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase occurs when you begin receiving regular payments from your Policy.
         The money you can accumulate in your account during the accumulation phase will determine the income payments during the income phase.

2. ANNUITY  PAYMENTS  (THE INCOME PHASE) If you want to receive  regular  income
   -------------------------------------
from your annuity, you can choose one of five options: (1) monthly payments of interest only; (2) monthly payments for a fixed amount until depleted; (3) monthly payments for a certain period up to 20 years (as you select); (4) monthly payments for your life (assuming you are the annuitant) that may include a guaranteed period; and (5) monthly payments for your life and for the life of another person (usually your spouse). Once you begin receiving regular payments, you cannot change your payment plan.

3. PURCHASE  You  can   buy  this  Policy  with  $25,000  or  more  under   most
   --------
circumstances. Your registered representative can help you fill out the proper forms. You can add $1,000 or more any time during the accumulation phase.

4. INVESTMENT  OPTIONS Besides the Fixed Account,  you can put your money in any
   -------------------
or all of these subaccounts described in the fund prospectuses. Depending upon market conditions, you can make or lose money in any of these subaccounts.

     Managed by              Managed by                 Managed by               Managed by
     Fidelity Management     Fred Alger                 Massachusetts            Morgan Stanley
     & Research Company      Management, Inc.           Financial Services Co.   Asset Management Inc.
     ------------------      ----------------           ----------------------   ---------------------
     Money Market(1)         Alger American:            Emerging Growth          Emerging Markets Equity
     Equity-Income(1)          Growth                   Utilities                Global Equity
     Growth(1)                 Income and Growth        World Governments        International Magnum
     High Income(1)            Small Capitalization     Research                 Asian Equity
     Overseas(1)               Balanced                 Growth With Income       U.S. Real Estate
     Asset Manager(2)          MidCap Growth
     Investment Grade Bond(2)  Leveraged AllCap
     Asset Manager: Growth(2)
     Index 500(2)
     Contrafund(2)


(1)  Variable Insurance Products Fund ("VIPF")
(2)  Variable Insurance Products Funds II ("VIPF II")

5. EXPENSES  The  Policy  has insurance  features and  investment features,  and
   --------
there are costs  related to each.
             AVLIC currently deducts a $36 policy fee each year from your Policy (guaranteed to be no more than $40 per year). AVLIC currently waives this charge if the accumulation value of your Policy is at least $50,000. AVLIC also deducts insurance charges of 1.40% of the average daily value of your Policy. Investment charges range from .28% to 1.75% of the average daily value of the subaccounts depending upon the subaccount.
             If required by state law, AVLIC will assess a state premium tax charge at the time of premium receipt or when you make a complete withdrawal or begin receiving regular income payments. State premium tax ranges from 0% to 3.5%, depending upon the state.
              The following chart is to help you understand the charges in the Policy. The column "Total Annual Charges" shows the total of the $36 policy maintenance charge (which we represent as .06% below, based on an assumed average contract size of $60,000), the 1.40% insurance charges and the investment charge for each subaccount. The next two columns show you examples of the charges, in dollars, you would pay on a $1,000 investment in a Policy that earns 5% annually if you withdraw your money: (1) at the end of year 1, and (2) at the end of year 10. For year 1, the Total Annual Charges are assessed. For year 10, the example shows the aggregate of all the annual charges assessed for the first 10 years. There is no withdrawal charge.


                                 Policy Expenses
                                 ---------------

       The premium tax is assumed to be 0% in both examples.

                                                                                       Examples:
                                   Total Annual     Total Annual         Total         Total Annual
                                   Insurance        Portfolio            Annual        Expenses at End of:
Subaccount Managed by              Charges          Charges              Charges       1 Year   10 Years
---------------------              ------------     -------------        -------       ------   --------
Fidelity Management & Research Company
   Money Market(1)                  1.46%            0.30%                1.76%         $18      $204
   Equity-Income(1)                 1.46%            0.56%                2.02%         $20      $231
   Growth(1)                        1.46%            0.67%                2.13%         $21      $243
   High Income(1)                   1.46%            0.71%                2.17%         $22      $247
   Overseas(1)                      1.46%            0.92%                2.38%         $24      $268
   Asset Manager(2)                 1.46%            0.73%                2.19%         $22      $249
   Investment Grade Bond(2)         1.46%            0.58%                2.04%         $20      $233
   Asset Manager: Growth(2)         1.46%            0.85%                2.31%         $23      $261
   Index 500(2)                     1.46%            0.28%                1.74%         $17      $202
   Contrafund(2)                    1.46%            0.71%                2.17%         $22      $247

Fred Alger Management Inc.
Alger American:
   Growth                           1.46%            0.79%                2.25%         $23      $255
   Income and Growth                1.46%            0.81%                2.27%         $23      $257
   Small Capitalization             1.46%            0.88%                2.34%         $23      $264
   Balanced                         1.46%            1.14%                2.60%         $26      $290
   MidCap Growth                    1.46%            0.84%                2.30%         $23      $260
   Leveraged AllCap                 1.46%            1.09%                2.55%         $26      $285

Massachusetts Financial Services Company
   Emerging Growth                  1.46%            1.00%                2.46%         $25      $276
   Utilities                        1.46%            1.00%                2.46%         $25      $276
   World Governments                1.46%            1.00%                2.46%         $25      $276
   Research                         1.46%            1.00%                2.46%         $25      $276
   Growth With Income               1.46%            1.00%                2.46%         $25      $276

Morgan Stanley Asset Management Inc.
   Emerging Markets Equity          1.46%            1.75%                3.21%         $32      $348
   Global Equity                    1.46%            1.15%                2.61%         $26      $291
   International Magnum             1.46%            1.15%                2.61%         $26      $291
   Asian Equity                     1.46%            1.20%                2.66%         $27      $296
   U.S. Real Estate                 1.46%            1.10%                2.56%         $26      $286


For the newly formed subaccounts the charges have been estimated. The charges reflect any expense reimbursement or fee waiver. For more detailed information, see the Fee Table in the Prospectus.

(1)  VIPF
(2)  VIPF II

                                      (ii)

6. TAXES  Your earnings are not taxed until you take them out. If you take money
   -----
out, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings. Payments during the income phase are considered partly a return of your original investment so that part of each payment is not taxable as income.

7. WITHDRAWALS  You  can  take  money out anytime during the accumulation phase.
   -----------
There is no withdrawal charge. Of course, you may have to pay income tax and a tax penalty on any money you take out.

8. PERFORMANCE  The  value of the Policy will vary up or down depending upon the
   -----------
investment performance of the subaccounts you choose. The following chart shows hypothetical historical total returns for each subaccount for the periods shown. These numbers reflect the insurance charges, the policy maintenance charge, the investment charges and all other expenses of the subaccount. Past performance is not a guarantee of future results.


                       HYPOTHETICAL HISTORICAL PERFORMANCE

Subaccount Managed By:        1996     1995     1994     1993     1992     1991    1990     1989     1988    1987
----------------------
Fidelity Management & Research Company
  Money Market(1)             3.83%    4.27%    2.71%    1.69%   2.31%    4.54%    6.46%    7.53%   5.77%   4.79%
  Equity-Income(1)           12.56%   33.10%    5.45%   16.52%  15.12%   29.47%  -16.63%   15.59%  20.85%  -2.68%
  Growth(1)                  12.98%   33.36%   -1.53%   17.58%   7.67%   43.36%  -13.10%   29.52%  13.82%   2.05%
  High Income(1)             12.32%   18.88%   -3.12%   18.60%  21.32%   33.07%   -3.73%   -5.63%   9.95%  -0.72%
  Overseas(1)                11.52%    8.03%    0.19%   35.31% -12.10%    6.36%   -3.17%   23.89%   6.45%   -
  Asset Manager(2)           12.89%   15.21%   -7.52%   19.41%  10.00%   20.67%    5.04%    -       -       -
  Investment Grade Bond(2)    1.63%   15.57%   -5.22%    9.25%   5.03%   14.60%    4.58%    8.57%   -       -
  Asset Manager: Growth(2)   19.00%    -        -        -       -        -        -        -       -       -
  Index 500(2)               20.98%   35.07%   -0.61%    7.95%   -        -        -        -       -       -
  Contrafund(2)              19.49%    -        -        -       -        -        -        -       -       -

Fred Alger Management, Inc.
  Alger American:
  Growth                     11.64%   34.34%   -0.10%   20.63%  10.66%   38.27%    2.53%    -       -       -
  Income and Growth          17.89%   33.13%   -9.68%    8.68%   6.99%   21.66%   -1.26%    5.77%   -       -
  Small Capitalization        2.60%   42.17%   -5.83%   11.57%   1.97%   55.21%    7.06%   62.06%   -       -
  Balanced                    8.51%   26.71%   -5.73%    6.16%   7.80%    3.07%    4.86%    -       -       -
  MidCap Growth              10.21%   42.30%   -3.07%    -       -        -        -        -       -       -
  Leveraged AllCap           10.37%    -        -        -       -        -        -        -       -       -

Massachusetts Financial Services Company
  Emerging Growth            15.24%    -        -        -       -        -        -        -       -       -
  Utilities                  16.74%    -        -        -       -        -        -        -       -       -
  World Governments           2.45%   12.65%    -        -       -        -        -        -       -       -
  Research                   20.45%    -        -        -       -        -        -        -       -       -
  Growth With Income         22.49%    -        -        -       -        -        -        -       -       -

Morgan Stanley Asset Management Inc.
  Emerging Markets            -        -        -        -       -        -        -        -       -       -
  Global Equity               -        -        -        -       -        -        -        -       -       -
  International Magnum        -        -        -        -       -        -        -        -       -       -
  Asian Equity                -        -        -        -       -        -        -        -       -       -
  U.S. Real Estate            -        -        -        -       -        -        -        -       -       -

(1)  VIPF
(2)  VIPF II



                                      (iii)

9. DEATH  BENEFIT If you die before  reaching the income  phase,  the person you
   --------------
have chosen as your beneficiary will receive a death benefit. This death benefit will be the greater of: (1) the money you have put in, less any money you have taken out, or (2) the current value of your Policy. If available, the death benefit may be the value of your Policy at the most recent 7th-year-anniversary, plus any money you have added since that anniversary, minus any money you have taken out since that anniversary.

10.  OTHER INFORMATION
     -----------------
FREE LOOK. You may cancel the policy within 10 days after receiving it (or whatever period is required in your state). You will receive whatever your Policy is worth on the day we receive your returned policy. This may be more or less than your original payment. If law requires us to return your original payment, we will put your money in the Money Market subaccount during the free-look period and return your original payment.

NO PROBATE. Usually, when you die, the person you choose as your beneficiary will receive the death benefit without going through probate.

WHO SHOULD PURCHASE THE POLICY?
This Policy is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You would not buy this Policy if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in.

ADDITIONAL OPTIONAL FEATURES.
This Policy has additional features that might interest you. These include:

o You can arrange to have money automatically sent to you each month while your Policy is still in the accumulation phase. Of course, you must pay taxes on money you receive. We call this feature SYSTEMATIC WITHDRAWAL OPTION.

o You can arrange to have a regular amount of money automatically invested in subaccounts each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature DOLLAR COST AVERAGING.

o You can arrange to have AVLIC automatically readjust the money between subaccounts periodically to keep the blend you select. We call this feature PORTFOLIO REBALANCING.

o You can arrange to have AVLIC periodically reallocate the earnings (not the principal amount) among the subaccounts. We call this feature EARNINGS SWEEP.

These features are not available in all states and may not be suitable for your particular situation.

11.  INQUIRIES
     ---------
If you need more information, please contact us at:

Ameritas Variable Life Insurance Company
5900 O Street
Lincoln NE 68510
800-745-1112

--------------------------------------------------------------------------------

                                      (iv)

                                   AMERITAS VARIABLE LIFE INSURANCE COMPANY LOGO

PROSPECTUS

OVERTURE ACCLAIM!                                5900 "O" Street, P.O. Box 82550
FLEXIBLE PREMIUM VARIABLE ANNUITY                             Lincoln, NE  68501

--------------------------------------------------------------------------------

This Prospectus describes a no sales load/no surrender charge flexible premium variable annuity policy contract ("Policy") offered by Ameritas Variable Life Insurance Company ("AVLIC"). The Policy provides a vehicle for individuals to invest on a tax-deferred basis for retirement savings or other long-term purposes.

You may purchase a Policy for $25,000 or more. Minimum additional subsequent premiums may be $1,000 or more; smaller amounts may be accepted by automatic bank draft or at the discretion of AVLIC.

You may direct that premiums accumulate on a variable basis in one or more of the 26 Subaccounts of the Ameritas Variable Life Insurance Company Separate Account VA-2 ("Separate Account") or on a fixed basis in the Fixed Account, or on a combination variable and fixed basis. The Separate Account uses its assets to purchase shares in one or more of the following Portfolios of mutual funds:

Variable Insurance Products Fund ("VIPF")*                 Variable Insurance Products Funds II ("VIPF II")*
     Money Market                                                Asset Manager
     Equity-Income                                               Investment Grade Bond
     Growth                                                      Asset Manager:  Growth
     High Income                                                 Index 500
     Overseas                                                    Contrafund


* VIPF and VIPF II are collectively referred to as "Fidelity Funds"



The Alger American Fund                     MFS Variable Insurance              Morgan Stanley Universal Funds, Inc.
("Alger American Fund")                     Trust ("MFS Trust")                 ("Morgan Stanley Fund")
     Alger American Growth                        Emerging Growth                      Emerging Markets Equity
     Alger American Income and Growth             Utilities                            Global Equity
     Alger American Small Capitalization          World Governments                    International Magnum
     Alger American Balanced                      Research                             Asian Equity
     Alger American MidCap Growth                 Growth With Income                   U.S. Real Estate
     Alger American Leveraged AllCap

This prospectus contains information you should know before investing; it must be accompanied by current prospectuses for Fidelity Funds, Alger American Fund, MFS Trust, and Morgan Stanley Fund. Read the prospectuses carefully and retain them for future reference. A Statement of Additional Information, which has the same date as this prospectus, has been filed with the Securities and Exchange Commission; it is incorporated herein by reference and is available free by writing AVLIC at the address above or by calling a Client Service Representative at 1-800-745-1112. The table of contents of the Statement of Additional Information appears at the end of this prospectus.

These securities are not deposits with, or obligations of, or guaranteed or endorsed by, any financial institution; and the securities are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. These securities involve investment risk, including the possible loss of principal.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES REGULATORY AUTHORITY, NOR HAS THE COMMISSION OR ANY STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Please Read This Prospectus Carefully And Retain It For Future Reference.

The Date of This Prospectus is_____________.

                                                                 ACCLAIM!      1

                                TABLE OF CONTENTS
                                                                           Page

DEFINITIONS............................................................      3
FEE TABLE..............................................................      5
CONDENSED FINANCIAL INFORMATION........................................      7
PERFORMANCE DATA.......................................................      7
AVLIC, THE SEPARATE ACCOUNT AND THE FUNDS..............................      8
    Ameritas Variable Life Insurance Company...........................      8
    The Separate Account...............................................      8
    The Funds..........................................................      9
THE FIXED ACCOUNT......................................................     10
POLICY FEATURES........................................................     10
    Control of the Policy..............................................     11
    Policy Purchase and Premium Payment................................     11
    Allocation of Premium..............................................     11
    Accumulation Value.................................................     12
    Transfers Among the Portfolios and the Fixed Account...............     12
    Systematic Programs................................................     12
    Withdrawals and Surrenders.........................................     13
    Free Look Privilege................................................     13
CHARGES AND DEDUCTIONS.................................................     14
    Administrative Charges.............................................     14
    Mortality and Expense Risk Charge..................................     14
    Tax Charges........................................................     15
    Fund Investment Advisory Fees and Expenses.........................     15
ANNUITY PERIOD.........................................................     15
    Annuity Date.......................................................     15
    Annuity Income Options.............................................     16
FEDERAL TAX MATTERS....................................................     17
    Taxation of Annuities in General...................................     17
    Nonqualified Policies..............................................     17
    Qualified Policies.................................................     18
GENERAL PROVISIONS.....................................................     18
    Annuitant's Beneficiary............................................     18
    Death of Annuitant.................................................     18
    Guaranteed Minimum Death Benefit (GMDB) Rider......................     19
    Death of Owner.....................................................     19
    Addition, Deletion or Substitution of Investments..................     20
    Deferment of Payment...............................................     20
    Contestability.....................................................     20
    Misstatement of Age or Sex.........................................     20
    Reports and Records................................................     20
DISTRIBUTION OF THE POLICIES...........................................     21
SAFEKEEPING OF THE ACCOUNT'S ASSETS....................................     21
THIRD PARTY SERVICES...................................................     21
VOTING RIGHTS..........................................................     21
LEGAL PROCEEDINGS......................................................     22
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION...............     22

The Policy, certain provisions, and certain Portfolios are not available in all states.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESPERSON, OR OTHER PERSON MAY MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.

2      ACCLAIM!

                                   DEFINITIONS


ACCUMULATION UNIT. A unit used to measure the value of the Policy prior to the Annuity Date. Analogous, though not identical, to a share owned in a mutual fund account.

ACCUMULATION UNIT PRICE. The value of each Accumulation Unit is calculated each Valuation Period. Analogous, though not identical, to the share price (net asset value) of a mutual fund.

ACCUMULATION VALUE. The value of all amounts accumulated under the Policy prior to the Annuity Date. On the Issue Date, the Accumulation Value is equal to the initial premium, less any premium tax, plus any interest credited based on the Money Market Portfolio value as of the Policy Date.

ANNUITANT. The person upon whose life expectancy the Policy is written. The Annuitant may also be the Owner of the Policy.

ANNUITANT'S BENEFICIARY. The person to whom any benefits are paid upon the Annuitant's death.

ANNUITY DATE.  The date on which Annuity Payments begin.

ANNUITY INCOME OPTION.  A method of receiving Annuity Payments.

ANNUITY PAYMENT. One of a series of payments paid to the Annuitant under an Annuity Income Option.

AVLIC. ("We, Us, Our") Ameritas Variable Life Insurance Company, a Nebraska stock life insurance company.

DEATH BENEFIT. The greater of the Accumulation Value or the premium payments made, less withdrawals, or the Guaranteed Minimum Death Benefit, if applicable.

EFFECTIVE DATE. The Valuation Date on which premiums are applied to purchase a Policy.

FIXED ACCOUNT. A part of AVLIC's general account to which all or a portion of premiums may be allocated for accumulation at fixed rates of interest.

FUNDS. Fidelity Funds, Alger American Funds, MFS Trust, and Morgan Stanley Fund are the Funds available for investment as of the date of this prospectus. The Funds have one or more Portfolios; each Portfolio corresponds to one of the Subaccounts of the Separate Account.

ISSUE DATE. The date all financial, contractual and administrative requirements have been met to issue the Policy. The free look period begins on this date.

NET PREMIUM. The Premium Payment less the premium tax (if imposed by the state in which the Policy is delivered).

NONQUALIFIED POLICIES. Policies that do not qualify for special federal income tax treatment.

OWNER. ("You") The person or entity in whose name the Policy is issued (or as subsequently changed) who has the privileges stated in the Policy, including the right to make allocations or change beneficiaries. If a Policy has been absolutely assigned, the assignee is the Owner. A collateral assignee is not the Owner.

OWNER'S DESIGNATED BENEFICIARY. The person designated by the Owner to whom Policy ownership passes upon the Owner's death.

POLICY. The no sales load/no surrender charge variable annuity contract offered by AVLIC and described in this prospectus.

                                                                 ACCLAIM!      3

POLICY DATE. This date is determined on the Issue Date. It is the date two days after AVLIC received the application and initial premium. The date is used to determine Policy anniversary dates and Policy Years.

POLICY YEAR. The period from one Policy anniversary date until the next Policy anniversary date.

PORTFOLIO. One of the separate investment Portfolios of the Funds in which the Separate Account invests. Each Portfolio is a Subaccount of the Separate Account. In this Separate Account, VIPF offers the following portfolios: Money Market, Equity-Income, Growth, High Income and Overseas Portfolios. VIPF II offers the following portfolios: Asset Manager, Investment Grade Bond, Asset
Manager: Growth, Index 500, and Contrafund Portfolios. The Alger American Fund offers the following portfolios: Alger American Growth, Alger American Income and Growth, Alger American Small Capitalization, Alger American Balanced, Alger American MidCap Growth, and Alger American Leveraged AllCap Portfolios. The MFS Trust offers the following portfolios or series in connection with this Policy:
MFS Emerging Growth, MFS Utilities, MFS World Governments, MFS Research and MFS Growth With Income. The Morgan Stanley Fund offers the following portfolios in connection with the Policy: Emerging Markets Equity, Global Equity,
International Magnum, Asian Equity and U.S. Real Estate Portfolios. In this prospectus, Portfolio will also be used to refer to the Subaccount that invests in the corresponding Portfolio.

PREMIUM PAYMENT. An amount paid to purchase a Policy or to increase the investment in the Policy.

QUALIFIED POLICIES. Policies owned inside certain qualified plans as defined under the Internal Revenue Code of 1986, as amended, such as IRA's and Pension Trusts.

SATISFACTORY PROOF OF DEATH. All of the following must be submitted: (1) A certified copy of the death certificate; (2) A Claimant Statement; (3) The Policy; and (4) Any other information that AVLIC may require to establish the validity of the claim.

SEPARATE ACCOUNT. Ameritas Variable Life Insurance Company Separate Account VA-2, an account established by AVLIC to receive and invest premiums paid under the Policy. Assets in the Separate Account are segregated from the general assets of AVLIC.

SUBACCOUNT. A subdivision of the Separate Account which invests in shares of a specified Portfolio of the Funds.

VALUATION DATE. Each day that the New York Stock Exchange (NYSE) is open for trading.

VALUATION PERIOD. The period between two successive Valuation Dates, commencing at the close of trading on the NYSE on one Valuation Date and ending at the close of trading on the next Valuation Date.

4      ACCLAIM!

                                    FEE TABLE

The following illustrates the expenses you will bear as Owner, excluding possible state premium taxes. For a complete discussion of expenses, see "Charges and Deductions" and the Funds' prospectuses.

OWNER TRANSACTION EXPENSES
    Sales Load Imposed....................................................None
    Surrender Charge......................................................None
    Withdrawal Charge.....................................................None
    Transfer Fee (after 15 free transfers per Policy year)................$10

ANNUAL  POLICY  FEE  (maximum  of  $40,  currently   $36,    may   be reduced or
    eliminated)...........................................................$36

SEPARATE ACCOUNT ANNUAL EXPENSES (AS A PERCENTAGE OF AVERAGE ACCOUNT VALUE)
    Mortality and Expense Risk Fees (M&E).............................   1.25%
    Daily Administrative Fee (as a percentage of average
    account value)....................................................   0.15%

FUND EXPENSE SUMMARY

Fee information relating to the underlying Funds was provided to AVLIC by the underlying Funds. AVLIC has not independently verified such information. The amount of expenses borne by each portfolio for the fiscal year ended December 31, 1996, was as follows:

PORTFOLIO                      INVESTMENT ADVISORY AND               OTHER EXPENSES                       TOTAL
                                      MANAGEMENT

                            Figures presented may reflect       Figures presented may reflect      Figures presented
                                expense reimbursement           expense reimbursement              may reflect expense
                                                                                                   reimbursement

FIDELITY
Money Market                           .21%                               .09%                            .30%
Equity-Income                          .51%                               .05%                            .56%(1)
Growth                                 .61%                               .06%                            .67%(1)
High Income                            .59%                               .12%                            .71%
Overseas                               .76%                               .16%                            .92%(1)
Asset Manager                          .64%                               .09%                            .73%(1)
Investment Grade Bond                  .45%                               .13%                            .58%
Asset Manager:  Growth                 .65%                               .20%                            .85%(1)
Index 500                              .13%                               .15%                            .28%(2)
Contrafund                             .61%                               .10%                            .71%(1)

ALGER AMERICAN (3)
Growth                                 .75%                               .04%                            .79%
Income and Growth                     .625%                              .185%                            .81%
Small Capitalization                   .85%                               .03%                            .88%
Balanced                               .75%                               .39%                           1.14%
MidCap Growth                          .80%                               .04%                            .84%
Leveraged AllCap                       .85%                               .24%                           1.09%

                                                                 ACCLAIM!      5

MFS
Emerging Growth                        .75%                               .25%(4)                        1.00%(5)
Utilities                              .75%                               .25%(4)                        1.00%(5)
World Governments                      .75%                               .25%(4)                        1.00%(5)
Research                               .75%                               .25%(4)                        1.00%(5)
Growth With Income                     .75%                               .25%(4)                        1.00%(5)

MORGAN STANLEY
Emerging Markets Equity(6)            1.25%                               .50%                           1.75%
Global Equity(7)                       .80%                               .35%                           1.15%
International Magnum(7)                .80%                               .35%                           1.15%
Asian Equity(7)                        .80%                               .40%                           1.20%
U.S. Real Estate(7)                    .80%                               .30%                           1.10%


(1) A portion of the brokerage commissions that certain funds pay was used to reduce funds expenses. In addition, certain funds have entered into arrangements with their custodian and transfer agent whereby interest earned on uninvested cash balances was used to reduce custodian and transfer agent expenses. Without these reductions, the total operating expenses presented in the table would have been .58% for Equity-Income Portfolio, .69% for Growth Portfolio, .93% for Overseas Portfolio, .74% for Asset Manager Portfolio, .74% for Contrafund Portfolio, and .87% for Asset Manger: Growth Portfolio.

(2) Fidelity agreed to reimburse a portion of Index 500 Portfolio's expenses during the period. Without this reimbursement, the fund's management fee, other expenses and total expenses would have been .28%, .15% and .43% respectively, on an annualized basis.

(3) Fred Alger Management, Inc. ("Alger Management") has agreed to reimburse the portfolios to the extent that the aggregate annual expenses (excluding interest, taxes, fees for brokerage services and extraordinary expenses) exceed respectively: Alger American Income and Growth, and Alger American Balanced, 1.25%; Alger American Small Capitalization, Alger American MidCap Growth, Alger American Leveraged All Cap, and the Alger American Growth, 1.50%. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return. Included in "Other Expenses" of Leveraged AllCap is .03% of interest expense.

(4) MFS has agreed to bear expenses for each series, subject to reimbursement by each series, such that each series "Other Expenses" shall not exceed .25% of the average daily net assets of the series during the current fiscal year. Absent this expense arrangement, "Other Expenses" and "Total" expenses would be .41% and 1.16%, respectively, for the Emerging Growth Series; 2.00% and 2.75%, respectively, for the Utilities Series; 1.28% and 2.03%, respectively, for the World Governments Series; .73% and 1.48%, respectively, for the Research Series; and 1.32% and 2.07%, respectively, for the Growth With Income Series.

(5) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the series' expenses). Any such fee reductions are not reflected under "Other Expenses."

(6) The fund's expenses were voluntarily reduced by the fund's investment adviser. Absent reimbursement, the management fee, other expenses, and total expenses would have been 1.25%, 4.92%, and 6.17%, respectively.

(7) This is an estimate of expenses for the fiscal year ending December 31, 1997. MSAM has agreed to a reduction in management fees and to reimburse each portfolio if necessary, if such fees would cause the total annual operating expenses to exceed the percentage indicated.

Expense reimbursement agreements are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return.
--------------------------

6      ACCLAIM!

EXAMPLE: The following example illustrates expenses you would incur at the end of a one and three year period on a hypothetical $1,000 allocation to each Portfolio assuming a 5% annual return. The example reflects expenses of the Separate Account and the Portfolio, but does not reflect premium taxes which may apply. The information presented applies whether or not the Policy is (1) surrendered; (2) annuitized; or (3) not surrendered or annuitized.


                                                 1 year            3 years

Money Market                                      $18                $55
Equity Income                                     $20                $63
Growth                                            $21                $66
High Income                                       $22                $67
Overseas                                          $24                $73
Asset Manager                                     $22                $68
Investment Grade Bond                             $20                $63
Asset Manager: Growth                             $23                $71
Index 500                                         $17                $54
Contrafund                                        $22                $67
Alger American Growth                             $23                $70
Alger American Income and Growth                  $23                $70
Alger American Small-Cap                          $23                $72
Alger American Balanced                           $26                $80
Alger American MidCap                             $23                $71
Alger American Leveraged AllCap                   $26                $79
MFS Emerging Growth                               $25                $76
MFS Utilities                                     $25                $76
MFS World Governments                             $25                $76
MFS Research                                      $25                $76
MFS Growth With Income                            $25                $76
Morgan Stanley Emerging Markets Equity            $32                $98
Morgan Stanley Global Equity                      $26                $80
Morgan Stanley International Magnum               $26                $80
Morgan Stanley Asian Equity                       $27                $82
Morgan Stanley U.S. Real Estate                   $26                $79


The examples assume an average $60,000 annuity investment. These examples should not be considered a representation of past or future expenses, performance or return. Actual expenses and/or returns may be greater or less than those shown.



                         CONDENSED FINANCIAL INFORMATION

The financial statements for AVLIC and the Account (as well as auditors' report thereon) are in the Statement of Additional Information. The Separate Account also funds variable annuity contracts not offered by this prospectus.



                                PERFORMANCE DATA

Separate Account VA-2 may advertise certain information regarding the performance of the Subaccounts. Performance data may be advertised as average annual total return and/or cumulative total return. The Money Market Subaccount may advertise yield and/or effective yield. The yield figures are based on historical earnings and are not intended to indicate future performance. Other Subaccounts may advertise current yield. Details on how performance measures are calculated for the Subaccounts are found in the Statement of Additional Information. Performance advertising will reflect the mortality and expense risk charge, the daily administrative fee and the annual policy fee.


                                                                 ACCLAIM!      7

                    AVLIC, THE SEPARATE ACCOUNT AND THE FUNDS

AMERITAS VARIABLE LIFE INSURANCE COMPANY

Ameritas Variable Life Insurance Company ("AVLIC") is a stock life insurance company organized in the State of Nebraska. AVLIC was incorporated on June 22, 1983 and commenced business December 29, 1983. AVLIC is currently licensed to sell life insurance in 46 states and the District of Columbia.

AVLIC is a wholly-owned subsidiary of AMAL Corporation, a Nebraska stock company. AMAL Corporation is a joint venture of Ameritas Life Insurance Corp. (Ameritas Life), which owns a majority interest in AMAL Corporation; and AmerUs Life Insurance Company ("AmerUs Life"), an Iowa stock life insurance company, which owns a minority interest in AMAL Corporation. The Home Offices of both AVLIC and Ameritas Life are at 5900 "O" Street, P.O. Box 82550, Lincoln, Nebraska 68501. Owner Inquiries can be sent to this address, or may be made by calling 1-800-745-1112. All inquiries should include the Policy number and the Owner's name.

On April 1, 1996 Ameritas Life consummated an agreement with AmerUs Life whereby AVLIC became a wholly-owned subsidiary of a newly formed holding company, AMAL Corporation. Under terms of the agreement the AMAL Corporation is 66% owned by Ameritas Life and 34% owned by AmerUs Life. AmerUs Life has options to purchase an additional interest in AMAL Corporation if certain conditions are met.

Ameritas Life and its subsidiaries had total assets at December 31, 1996 of over $2.9 billion. AmerUs Life had total assets as of December 31, 1996 of over $4.3 billion.

AVLIC has a rating of A (Excellent) from A.M. Best Company, a firm that analyzes insurance carriers, and a rating of AA ("Excellent") from Standard & Poor's for claims-paying ability. Ameritas Life enjoys a long standing A+ (Superior) rating from A.M. Best.

Ameritas Life, AmerUs Life and AMAL Corporation guarantee the obligations of AVLIC. This guarantee will continue until AVLIC is recognized by a National Rating Agency as having a financial rating equal to or greater than Ameritas Life, or until AVLIC is acquired by another insurance company who has a financial rating by a National Rating Agency equal to or greater than Ameritas Life and who agrees to assume the guarantee; provided that if AmerUs Life sells its interest in AMAL Corporation to another insurance company who has a financial rating by a National Rating Agency equal to or greater than that of AmerUs Life, and the purchaser assumes the guarantee, AmerUs Life will be relieved of its obligations under the Guarantee.

AVLIC may publish in advertisements and reports to the Owners, the ratings and other information assigned it by one or more independent rating services. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of AVLIC. The ratings do not relate to the performance of the separate account. Further, AVLIC may publish charts and other information concerning asset allocation, dollar cost averaging, portfolio rebalancing, earnings sweep, diversification, tax deference, long term market trends, index performance and other investment methods and programs.


THE SEPARATE ACCOUNT

Ameritas Variable Life Insurance Company Separate Account VA-2 ("Separate Account") was established under Nebraska law on May 28, 1987 to receive and invest premiums paid under the Policy. Assets of the Separate Account are held separately from all other assets of AVLIC and are not chargeable with liabilities from any other business AVLIC may conduct. Income, gains, or losses of the Separate Account are credited without regard to other income, gains, or losses of AVLIC.

The Separate Account purchases and redeems shares from the Funds at net asset value. Shares are redeemed for AVLIC to pay withdrawals and surrenders, collect charges, and transfer assets from one Portfolio to another, or to the Fixed Account, as requested by the Owner. Any dividend or capital gain distribution received from a Portfolio is immediately invested at net asset value in shares of that Portfolio and held as assets of the corresponding Subaccount.


8      ACCLAIM!

All obligations arising under the Policies are liabilities of AVLIC. AVLIC will always keep assets in the Separate Account with a total market value at least equal to the reserve and other contract liabilities of the Separate Account. To the extent that assets in the Separate Account exceed AVLIC's liabilities in the Separate Account, AVLIC may withdraw excess assets to cover general account obligations.

The Separate Account is a unit investment trust registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve any SEC supervision of the management or investment practices or policies of the Separate Account.


THE FUNDS

Each Fund is registered with the SEC under the 1940 Act as an open-ended diversified management investment company or a series thereof. There are currently 26 Subaccounts within the Account, each investing only in a corresponding Portfolio of the Funds.

The assets of each Portfolio of the Funds are held separate from the assets of the other Portfolios. Thus, each Portfolio operates as a separate investment, and the income or losses of one Portfolio generally do not affect the investment performance of any other Portfolio.

There is no assurance that any Portfolio will achieve its investment objectives. More detailed information, including a description of investment risks, investment advisory services, total expenses and charges is in the prospectuses of the Funds, which must accompany or precede this Prospectus. These prospectuses should be read in conjunction with this Prospectus and retained. All underlying Fund information, including Fund prospectuses, has been provided to AVLIC by the Funds.
AVLIC has not independently verified this information.

You should periodically reconsider your allocation among the Portfolios in light of current market conditions and the investment risks attendant to investing in the Portfolios.

The Account will purchase and redeem shares from the Funds at net asset value. Shares will be redeemed to the extent necessary for AVLIC to collect charges, pay the Accumulation Values, partial withdrawals, and make policy loans or to transfer assets among Investment Options as requested by Policyowners. Any dividend or capital gain distribution received from a portfolio of the Funds will be reinvested immediately at net asset value in shares of that portfolio and retained as assets of the corresponding Subaccount.

The Funds may be made available for variable annuity or variable life insurance contracts of various insurance companies. Though unlikely, there is a possibility that a material conflict could arise between the interests of the Separate Account and one or more of the separate accounts of another participating insurance company. In the event of a material conflict, the affected insurance companies agree to take any necessary steps, including removing separate accounts from the Funds, to resolve the matter. See the prospectuses of the Funds for more information.

The eligible Portfolios of the Funds, along with their investment advisers; are listed in the following table:


       FUND                         INVESTMENT ADVISERS                         ELIGIBLE PORTFOLIOS
---------------------         ----------------------------------                -------------------
Fidelity Funds                      Fidelity Management and                     Money Market 1
                                    Research Company                            Equity-Income1
                                                                                Growth1
                                                                                High Income1
                                                                                Overseas1
                                                                                Asset Manager2
                                                                                Investment Grade Bond2
                                                                                Asset Manager: Growth2
                                                                                Index 5002
                                                                                Contrafund2
1VIPF
2VIPF II

                                                                 ACCLAIM!      9


       FUND                         INVESTMENT ADVISERS                         ELIGIBLE PORTFOLIOS
---------------------         ----------------------------------                -------------------
Alger American Fund                 Fred Alger Management, Inc.                 Alger American Growth
                                                                                Alger American  Income and Growth
                                                                                Alger American Small Capitalization
                                                                                Alger American Balanced
                                                                                Alger American MidCap Growth
                                                                                Alger American Leveraged AllCap

MFS Trust                           Massachusetts Financial Services            Emerging Growth
                                    Company                                     Utilities
                                                                                World Governments
                                                                                Research
                                                                                Growth With Income

Morgan Stanley Fund                 Morgan Stanley Asset                        Emerging Markets Equity
                                    Management Inc.                             Global Equity
                                                                                International Magnum
                                                                                Asian Equity
                                                                                U.S. Real Estate


                               THE FIXED ACCOUNT

You may allocate all or a portion of your Premium Payments and make transfers to the Fixed Account. Amounts in the Fixed Account earn a fixed rate of interest guaranteed by AVLIC never to be less than 3.5%.

Amounts allocated to the Fixed Account receive an interest rate declared effective for the month of issue. The declared interest rate is guaranteed for the remainder of the Policy Year. During subsequent Policy Years, all amounts in the Fixed Account will earn the interest rate that was declared in the month of the last Policy anniversary. Declared interest rates may be lower or higher than the previous period.

Amounts allocated to the Fixed Account or transferred from the Separate Account to the Fixed Account are placed in the General Account of AVLIC, which supports insurance and annuity obligations. The General Account includes all of AVLIC's assets, except those assets segregated in the separate accounts. AVLIC has the sole discretion to invest the assets of the General Account, subject to applicable law. AVLIC bears an investment risk for all amounts allocated or transferred to the Fixed Account and interest credited thereto, less any deduction for charges and expenses, whereas the owner bears the investment risk that the declared interest rate described above may fall to a lower rate after the expiration of a declared rate period.

Because of exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 nor is the General Account registered as an investment company under the Investment Company Act of 1940. Accordingly neither the General Account nor any interest therein is generally subject to the provisions of the 1933 or 1940 Act. We understand that the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account portion of the Contract; however, disclosures regarding the Fixed Account portion of the Contract may be subject to generally applicable provisions of the Federal Securities Laws regarding the accuracy and completeness of statements made.


                                POLICY FEATURES

The Policy is a variable annuity contract issued by AVLIC. The rights and benefits of the Policy are described below and in the Policy. The Policy controls the rights and benefits you have. AVLIC reserves the right to make any modification to conform the Policy to, or to give you the benefit of, any changes in the law.

10      ACCLAIM!

CONTROL OF THE POLICY

The Owner is the person or entity named as such in the application or in subsequent written changes shown in AVLIC's records. While living, the Owner has the sole right to receive all benefits and exercise all rights granted by the Policy or AVLIC. The Owner may name both primary and contingent beneficiaries. Subject to the rights of any irrevocable beneficiary and any assignee of record, all rights, options, and privileges belong to the Owner, if living; otherwise to any successor-owner or Owners, if living; otherwise to the estate of the last Owner to die.


POLICY PURCHASE AND PREMIUM PAYMENT

Individuals wishing to purchase a Policy should send a complete application and an initial premium to AVLIC's Home Office (5900 "O" Street, P.O. Box 82550, Lincoln, NE 68501). Your initial premium must be equal to or greater than the minimum $25,000 requirement. The named Annuitant must be 85 years of age or less. Acceptance is subject to AVLIC's underwriting rules and complete application. AVLIC reserves the right to reject any application.

If the application and initial Premium Payment can be accepted in the form received, the initial premium will be applied to purchase the Policy within two business days from the date the premium was received. The date the initial premium is applied to purchase the Policy is the Effective Date.

If an incomplete application is received, we will request the necessary information to complete the application. If after five business days from receipt of the initial premium, the application remains incomplete, we will return the initial premium unless we obtain your permission to retain the premium pending completion of the application. Once the application is complete and we have received the initial premium, the premium will be applied within two business days.

Additional Premium Payments may be made at any time prior to the Annuity Date, as long as the Annuitant is living. Additional payments must be made for at least $1,000, however, smaller amounts may be accepted if made by automatic bank draft or at AVLIC's discretion. Any additional premium is credited to the Accumulation Value as of the date of receipt or the next Valuation Date if received on a day when the NYSE is not open for trading.

Total premiums may not exceed $1,000,000 for either a single Policy or for multiple AVLIC annuity Policies having the same Annuitant without prior approval from AVLIC.


ALLOCATION OF PREMIUM

You may allocate premium to one or more of the Portfolios and to the Fixed Account. Allocations must be whole number percentages and must total 100%.

On the Issue Date, the policy's Accumulation Value will be based on the Money Market Portfolio value as if the Policy had been issued and the initial Net Premium invested within two Valuation Dates of receipt by AVLIC of the application and initial premium ("the two day date").

The Accumulation Value is allocated on the Issue Date of the Policy to one or more Subaccounts of the Account or to the Fixed Account. The Accumulation Value will be used to purchase accumulation units of the Subaccounts of the Account or the Fixed Account at the price next computed on the Issue Date.

If state or other applicable law or regulation requires return of at least your premium payments should you return the Annuity pursuant to the Refund Privilege, your Accumulation Value will be allocated to the Money Market Subaccount. Thirteen days after the Issue Date, the accumulation value of the Policy will be allocated among the Subaccounts, or to the Fixed Account, as selected by the owner in the application.

The Accumulation Value will vary with the performance of the portfolios you select. Results for the portfolios are not guaranteed. The Owner bears the entire investment risk for the portion of the Accumulation Value allocated to the Portfolios. This will affect the Policy's Accumulation Value which on the Annuity Date affects the level of annuity payments payable. You should periodically review your allocation in light of market conditions and your financial objectives.


                                                                ACCLAIM!      11

ACCUMULATION VALUE

On the Effective Date, the Accumulation Value of the Policy is equal to the initial premium received, less any applicable premium taxes, plus any interest credited based on the Money Market Portfolio value as of the Policy Date. Thereafter, the Accumulation Value is determined on each Valuation Date by multiplying the number of Accumulation Units of each Subaccount by the current Accumulation Unit Price for that Subaccount and by adding each together with the amount in the Fixed Account. The number of Accumulation Units credited to the Policy is decreased by any annual policy fee, any withdrawals, and, upon annuitization, any applicable premium taxes.

When a portion of the Accumulation Value is allocated to a Portfolio, a certain number of Accumulation Units are credited to your Policy. The number of Accumulation Units is determined by dividing the dollar amount allocated to the Portfolio by the Accumulation Unit Price for that Portfolio as of the end of the Valuation Period in which the allocation is made.

The Accumulation Units of each Portfolio are valued separately. The Accumulation Unit Price may vary each Valuation Period according to the net investment performance of the Portfolio, the daily charges under the Policy, and, any applicable tax charges.

Therefore, the Accumulation Value of your Policy will vary from Valuation Period to Valuation Period, reflecting the investment experience of the selected Portfolios of the Funds, the interest earned in the Fixed Account, additional Premium Payments, withdrawals and the deduction of any charges.


TRANSFERS AMONG PORTFOLIOS AND THE FIXED ACCOUNT

You may make transfers among the Portfolios and/or the Fixed Account 15 times each Policy Year without charge. A transfer charge of $10 may be imposed for each additional transfer. This charge will be deducted pro rata from each Subaccount (and, if applicable, the Fixed Account) in which the Policyowner is invested. Each transfer must be at least $250, or the balance of the Portfolio, if less. You may make unlimited transfers from the Portfolios to the Fixed Account. During the 30 day period following the Policy anniversary date, you may also transfer from the Fixed Account to the various Portfolios amounts up to the greater of: 25% of the Accumulation Value of the Fixed Account; the amount of any transfer from the Fixed Account during the prior thirteen months; or $1,000. This provision is not available while dollar cost averaging from the Fixed Account. The minimum amount that may remain in a Portfolio or the Fixed Account after a transfer is $100.

You may initiate transactions by telephone. AVLIC will employ reasonable procedures to confirm that telephone instructions are genuine. AVLIC procedures for transactions initiated by telephone include, but are not limited to, requiring the Owner to provide the policy number at the time of giving transfer instructions; tape recording of all telephone transfer instructions; and the provision, by AVLIC, of written confirmation of the telephone transactions. AVLIC will effect transfers and determine all values in connection with transfers at the end of the Valuation Period during which the transfer request is received at the Home Office.

Transfers may be subject to additional limitations by the Funds. Specifically, fund managers may have the right to refuse sales, or suspend or terminate the offering of portfolio shares, if they determine that such action is necessary in the best interests of the portfolio's shareholders. If a fund manager refuses a transfer for any reason, the transfer will not be allowed. AVLIC will not be able to process the transfer if the fund manager refuses.


SYSTEMATIC PROGRAMS

AVLIC may offer systematic programs as discussed below. Transfers of Accumulation Value made within programs will be counted in determining whether the transfer fee applies. Lower minimum amounts may be allowed to transfer as part of a systematic program. There is no separate charge for participation in these programs at this time. All other normal transfer restrictions, as described above, may apply.


12      ACCLAIM!

PORTFOLIO REBALANCING. Portfolio rebalancing is a method to maintain your original allocation proportions among Portfolios. Under this program, the Owner can instruct AVLIC to reallocate Accumulation Value among the Portfolios, on a systematic basis, in accordance with allocation instructions specified by the Owner. The Fixed Account can not be used in this program.

DOLLAR COST AVERAGING. Under the Dollar Cost Averaging program, the Owner can instruct AVLIC to automatically transfer, on a systematic basis, a predetermined amount or percentage specified by the Owner from the Fixed Account or the Money Market Subaccount to any other Subaccount(s). Dollar cost averaging is permitted from the Fixed Account, if no more than 1/36th of the value of the Fixed Account at the time dollar cost averaging is established is transferred each month.

EARNINGS SWEEP. Permits systematic redistribution of earnings among Portfolios. The Fixed Account may be used in this program.

The Owner can request participation in the available systematic programs when purchasing the Policy or at a later date. The Owner can change the allocation percentage or discontinue any program by sending written notice or calling the Home Office. Other scheduled programs may be made available. AVLIC reserves the right to modify, suspend or terminate such programs at any time. Use of Systematic Programs may not be advantageous, and does not guarantee success.


WITHDRAWALS AND SURRENDERS

Any time prior to the Annuity Date and while the Annuitant is still living, you may make withdrawals or surrender the Policy to receive part or all of the Accumulation Value. No withdrawal or surrender may be made after the Annuity Date except as permitted under a particular Annuity Income Option.

The amount available for withdrawal is the Accumulation Value at the end of the Valuation Period during which the written request for withdrawal is received, less any applicable premium taxes and in the case of a surrender, also less the annual policy fee that would be due on the last Valuation Date of the Policy Year.

In the absence of specific direction from the Owner, amounts will be withdrawn from the Subaccounts and the Fixed Account on a pro rata basis. The minimum withdrawal amount is $250. Any withdrawal request that would reduce the Accumulation Value to less than $1,000 will be considered a request for policy surrender.

Since the Owner assumes the investment risk with respect to amounts allocated to the Separate Account, the total amount paid upon withdrawal under the Policy (taking into account any prior withdrawals) may be more or less than the total Premium Payments made. The surrender value may be paid in a lump sum to the Owner, or, if elected, all or any part may be paid out under an Annuity Income Option. (See "Annuity Income Options".)

Your proceeds will be paid within seven days of receipt of written request for withdrawal or surrender, subject to postponement in certain circumstances. (See "Deferment of Payment".) Payments under the Policy of any amounts derived from a premium paid by check may be delayed until the check has cleared the payor's bank.

If, at the time the Owner makes a withdrawal request, he or she has not provided AVLIC with a written election not to have federal income taxes withheld, AVLIC must by law withhold such taxes from the taxable portion of the withdrawal and remit that amount to the federal government. Moreover, the Internal Revenue Code provides that a 10% penalty tax may be imposed on certain early withdrawals. (See "Federal Tax Matters.")

SYSTEMATIC WITHDRAWALS. A systematic withdrawal option is available. Automatic withdrawals may be taken on a monthly, quarterly, semi-annual or annual mode.


FREE LOOK PRIVILEGE

A free look period is given to examine a Policy and return it for a refund. The Owner may cancel the Policy within 10 days after receipt of the Policy, unless state law requires a longer period of time. In states that permit it to do so, AVLIC will refund the Accumulation Value calculated on the date AVLIC receives the policy and refund request. The amount may be more or less than the premium payments made. In other states, the refund is equal to the greater of the premiums paid or

                                                                ACCLAIM!      13
the premiums adjusted by investment gains or losses. All Individual Retirement Annuity or custodial IRA annuity refunds will be a return of premium payment. To cancel the Policy, the Owner should return it to AVLIC at the Home Office. A refund, if the premium was paid by check, may be delayed until the check has cleared the Owner's bank.


                             CHARGES AND DEDUCTIONS

There is no sales load, no withdrawal charge, and no surrender charge.

Charges will be deducted periodically from the Accumulation Value of the Policy to compensate AVLIC for, among other things: (1) issuing and administering the Policy; and (2) assuming certain risks in connection with the Policy. The nature and amount of these charges are described more fully below.

No deductions are made from the Premium Payments before they are allocated to the Account or Fixed Account, unless taxes are imposed by state law upon the receipt of a Premium Payment. In that case AVLIC will deduct the premium tax due when the premiums are received.


ADMINISTRATIVE CHARGES

ANNUAL POLICY FEE. An annual policy fee of up to $40.00 (currently $36.00) is deducted from the Accumulation Value on the last Valuation Date of each Policy Year or upon a surrender. This charge reimburses AVLIC for part of the administrative costs of maintaining the Policy on AVLIC's system and the cost of reporting to Owners.

From time to time AVLIC may reduce the amount of the annual policy fee. AVLIC may do so when annuities are sold to individuals or a group of individuals in a manner that reduces the administrative costs of policy maintenance. AVLIC would consider such factors as: (a) the size and type of group; (b) the number of Annuities purchased by an Owner; (c) the amount of premium payments; and/or (d) other transactions where maintenance and/or administrative expenses are likely to be reduced.

Any elimination of the annual policy fee will not discriminate unfairly between Annuity purchasers. AVLIC will not make any changes to this charge where prohibited by law.

ADMINISTRATIVE FEE. AVLIC imposes a charge to reimburse it for administrative expenses in connection with issuing, servicing, and maintaining the Policies.
These expenses include the cost of processing the application and premium payments, establishing policy records, processing and servicing owner transactions and policy changes, recordkeeping, preparing and mailing reports, processing death benefit claims and overhead. The charge is assessed daily and is equal to an annual rate of .15% of the average daily net assets of the Account. This charge is guaranteed not to be increased. No administrative fee is imposed on the Fixed Account.

AVLIC does not expect to make a profit on the charges for the annual policy and daily administrative fees.

TRANSFER  CHARGE.   Transfer  charges  may  be  levied.  (See  "Transfers  Among
Portfolios and the Fixed Account.")


MORTALITY AND EXPENSE RISK CHARGE

AVLIC imposes a charge as compensation for bearing certain mortality and expense (M&E) risks under the Policies. The charge is assessed daily and is equal to an annual rate of 1.25% of the value of the average daily net assets of the Account. AVLIC guarantees that this charge will never exceed 1.25%. If this charge is insufficient to cover assumed risks, the loss will fall on AVLIC. Conversely, if the charge proves more than sufficient, any excess will be added to AVLIC's surplus.
No M&E charge is imposed on the Fixed Account.

The mortality risk borne by AVLIC, assuming the selection of one of the forms of life annuities, is to make monthly Annuity Payments (determined in accordance with the annuity tables and other provisions contained in the Policies) regardless of how long all annuitants may live. This undertaking assures that neither an Annuitant's own longevity, nor an improvement

14      ACCLAIM!

in life expectancy greater than expected, will have any adverse affect on the monthly annuity payments the Annuitant will receive. It therefore relieves the Annuitant from the risk of outliving the funds accumulated for retirement.

In addition, AVLIC bears a mortality risk under the Policies, regardless of the Annuity Income Option selected, in that it guarantees the purchase rates for the Annuity Income Options available under the Policy and it guarantees that the death benefit payable upon death of the Annuitant prior to the Annuity Date will be the greater of the Accumulation Value or the Premium Payments made.

The expense risk undertaken by AVLIC, with respect to the Account, is that the deductions for administrative costs under the Policies may be insufficient to cover the actual future costs incurred by AVLIC for providing administration services.

If the annual policy fee and daily administrative fee are insufficient to cover the administration expenses, the deficiency will be met from AVLIC's General Account funds, including the amount derived from the charge levied for mortality and expense risks.


TAX CHARGES

The Owner will pay premium taxes that currently range from 0% to 3.5% of the premium paid, where such taxes are imposed by the state law of the Owner's residence. States impose premium taxes either upon receipt, by the company, of a premium payment, or upon annuitization or withdrawals. AVLIC will charge and deduct premium taxes as required by state law and in accordance with any applicable company election. Applicable premium tax rates are subject to change. The Owner will be notified of any applicable premium taxes. You are responsible for informing AVLIC in writing of changes of residence.

Under present laws, AVLIC will incur state or local taxes (in addition to the premium taxes described above) in several states. At present, these taxes are not significant; thus, AVLIC does not currently make a charge for these other taxes. If they increase, however, AVLIC may charge for such taxes. Such charges would be deducted from the Accumulation Value.

AVLIC does not expect to incur any federal income tax liability attributable to investment income or capital gains retained as part of the reserves under the Policies. Based upon these expectations, no charge is being made currently to the Account for corporate federal income taxes which may be attributable to the Account. AVLIC will periodically review the question of a charge to the Account for corporate federal income taxes related to the Account. Such a charge may be made in future years for any federal income taxes incurred by AVLIC. This might become necessary if the tax treatment of AVLIC is ultimately determined to be other than what we currently believe it to be, if there are changes made in the federal income tax treatment of annuities at the corporate level, or if there is a change in AVLIC's tax status. In the event that AVLIC should incur federal income taxes attributable to investment income or capital gains retained as part of the reserves under the Policy, the Accumulation Unit Price would be correspondingly adjusted. See "Federal Tax Matters".


FUND INVESTMENT ADVISORY FEES AND EXPENSES

The value of the assets in the Separate Account will reflect investment advisory fees and other expenses incurred by the Funds. Fund expenses are found in the Funds' prospectuses, and Statements of Additional Information.

AVLIC may receive administrative fees from the investment advisers of certain funds.



                                 ANNUITY PERIOD

ANNUITY DATE

The Annuity Date is the date that Annuity Payments are scheduled to begin, unless the Policy has been surrendered or the Annuitant is deceased and an amount has been paid as proceeds prior to that date. The Annuity Date will be the later of the fifth Policy anniversary date or the Policy anniversary which is nearest the Annuitant's 85th birthday.

                                                                ACCLAIM!      15

However, the Owner may specify an Annuity Date at the time of purchase which may be extended up to the Policy anniversary nearest the Annuitant's 95th birthday, and may be extended further with prior Home Office approval.

An Annuity Date may only be changed by written request during the Annuitant's lifetime. Written request to change the Annuity Date must be received at the AVLIC Home Office at least 30 days before the currently scheduled Annuity Date. The Annuity Date and Annuity Income Options available for Qualified contracts may also be controlled by endorsements, the plan, or applicable law.


ANNUITY INCOME OPTIONS

If the Annuitant is living on the Annuity Date and the Policy is in force, Annuity Payments will be made to the Annuitant according to the terms of the Policy and the Annuity Income Option selected.

The amounts of any Annuity Payments payable will be based on the Accumulation Value as of the Annuity Date less any premium taxes, if applicable. Thereafter, the monthly Annuity Payment will not change, except in the event the Interest Payment Option is elected, in which case the payment will vary based on the rate of interest determined by AVLIC. All or part of the Accumulation Value may be placed under one or more Annuity Income Options. If annuity payments are to be paid under more than one option, AVLIC must be told what part of the Accumulation Value is to be paid under each option.

The Annuity Income Options are shown below. Election of an Annuity Income Option must be made by written request to AVLIC at least thirty (30) days in advance of the Annuity Date. If no election is made, payments will be made as a Life Annuity as shown below. Subject to AVLIC's approval, the Owner (or after the Annuitant's death, the Annuitant's Beneficiary) may select any other Annuity Income Option AVLIC then offers. Annuity Income Options are not available to:
(1) an assignee; or (2) any other than a natural person except with AVLIC's consent.

If an Annuity Income Option selected does not generate monthly payments of at least $100, AVLIC reserves the right to pay the Accumulation Value as a lump sum payment or to change the frequency. If an Annuity Income Option is chosen which depends on the continuation of life of the Annuitant, proof of birth date may be required before Annuity Payments begin. For Annuity Income Options involving life income, the actual age of the Annuitant or joint Annuitant will affect the amount of each payment. Since payments to older Annuitants are expected to be fewer in number, the amount of each Annuity Payment may be greater. For Annuity Income Options that do not involve life income, the length of the payment period may affect the amount of each payment: the shorter the period, the greater the amount of each Annuity Payment.

The following Annuity Income Options are currently available:

INTEREST PAYMENT. AVLIC will hold any amount applied under this option and pay or credit interest on the unpaid balance each month at a rate determined by AVLIC.

DESIGNATED AMOUNT ANNUITY. Monthly annuity payments will be for a fixed amount. Payments continue until the amount AVLIC holds runs out.

DESIGNATED PERIOD ANNUITY. Monthly annuity payments are paid for a period certain, as the Owner elects, up to 20 years.

LIFE ANNUITY. Monthly annuity payments are paid for the life of an Annuitant, ceasing with the last Annuity Payment due prior to his or her death. Variations provide for guaranteed payments for a period of time.

JOINT AND LAST SURVIVOR ANNUITY. Monthly annuity payments are paid based on the lives of the two annuitants and thereafter on the life of the survivor, ceasing with the last Annuity Payment due prior to the survivor's death.

The rate of interest payable under the Interest Payment, Designated Amount Annuity or Designated Period Annuity Options will be guaranteed to be no less than 3% compounded yearly. Payments under the Life Annuity and Joint and Last Survivor Annuity Options will be based on the 1983 Table "a" Individual Annuity Table, projected for seventeen years, at 3 1/2% interest. AVLIC may, at time of election of an Annuity Income Option, offer more favorable rates in lieu of the guaranteed

16      ACCLAIM!

rates specified in the Annuity Tables. These rates may be based on Annuity Tables which distinguish between males and females.

Under current administrative practice, AVLIC allows the beneficiary to transfer amounts applied under the Interest Payment, Designated Amount Annuity, and Designated Period Annuity Options to either the Life Annuity or Joint and Last Survivor Annuity Option after the Annuity Date. However, there is no guarantee that AVLIC will continue this practice which can be changed at any time at AVLIC's discretion.



                               FEDERAL TAX MATTERS

INTRODUCTION

The following discussion is general in nature and is not intended as tax advice. It is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under a contract. You should consult a competent tax adviser before purchasing a policy. This discussion is based upon AVLIC's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws, other than premium taxes. (See "Tax Charges".)


TAXATION OF ANNUITIES IN GENERAL

NONQUALIFIED POLICIES. Section 72 of the Internal Revenue Code (the Code) governs taxation of annuities. In general, the Owner is not taxed on increases in the value of a Policy until some form of distribution is made under the Policy. The exception to this rule is the treatment afforded to Owners that are not natural persons. Generally, an Owner that is not a natural person must include in income any increase in excess of the Owner's cash value over the Owner's "investment in the policy" during the taxable year, even if no distribution occurs. There are, however, exceptions to this rule which you may wish to discuss with your tax counsel. The following discussion applies to Policies owned by natural persons.

The taxable portion of a distribution (in the form of an annuity or lump sum payment) is taxed as ordinary income, subject to any income averaging rules applicable to taxpayers generally. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Accumulation Value generally will be treated as a distribution. A transfer of ownership of the Policy without full and adequate consideration will also be treated as a distribution under the Internal Revenue Code, unless the transfer falls within an exception for transfers between spouses. Generally, in the case of a withdrawal under a Nonqualified Policy, amounts received are first treated as taxable income to the extent that the Accumulation Value immediately before the withdrawal exceeds the "investment in the policy" at that time. Any additional amount is not taxable.

Although the tax consequences may vary depending on the Annuity Income Option elected under the Policy, in general, only the portion of the Annuity Payment that represents the amount by which the Accumulation Value exceeds the "investment in the policy" will be taxed. For fixed annuity payments, in general, there is no tax on the amount of each payment which represents the same ratio that the "investment in the policy" bears to the total expected value of the Annuity Payment for the term of the payment; however, the remainder of each Annuity Payment is taxable. Any distribution received subsequent to the investment in the Policy being recovered will be fully taxable.

In the case of a distribution from a Nonqualified Policy, there may be imposed a federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions: (1) made on or after the date on which the Owner is actual age 59 1/2, (2) made as a result of death or disability of the Owner, or (3) received in substantially equal payments as a life annuity subject to Internal Revenue Service requirements, including special "recapture" rules.


                                                                ACCLAIM!      17

QUALIFIED POLICIES. The rules governing the tax treatment of distributions under qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Generally, in the case of a distribution to a participant or beneficiary under a Policy purchased in connection with these plans, only the portion of the payment in excess of the "investment in the policy" allocated to that payment is subject to tax. The "investment in the policy" equals the portion of plan contributions invested in the Policy that was not excluded from the participant's gross income, and may be zero. In general, for allowed withdrawals, a ratable portion of the amount received is taxable, based on the ratio of the investment in the Policy to the total Policy value. The amount excluded from a taxpayer's income will be limited to an aggregate cap equal to the investment in the Policy. The taxable portion of annuity payments is generally determined under the same rules applicable to Nonqualified Policies. However, special favorable tax treatment may be available for certain distributions (including lump sum distributions). Adverse tax consequences may result from distributions prior to age 59 1/2 (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, aggregate distributions in excess of a specified annual amount, and in other certain circumstances.

Distributions from qualified plans are subject to specific tax withholding rules. Eligible rollover distributions from a qualified plan are subject to income tax withholding at a rate of 20% unless the Policyowner elects to have the distribution paid directly by AVLIC to an eligible retirement plan in a direct rollover. If the distribution is not an eligible rollover distribution, it is generally subject to the same withholding rules as distributions from Nonqualified Policies.


                               GENERAL PROVISIONS


ANNUITANT'S BENEFICIARY

The Annuitant's Beneficiary(ies) receives the death benefit proceeds upon death of the Annuitant. The Owner may name both primary and contingent Annuitant's Beneficiaries. The Annuitant's Beneficiary(ies) is named in the application or as subsequently changed and recorded in AVLIC's records.

Multiple beneficiaries may be named; however, unless otherwise indicated, payments are made equally to those primary beneficiaries who are alive upon the death of the Annuitant. Contingent beneficiaries are only eligible if no primary beneficiary is alive at the time proceeds are payable. If none survive, the final beneficiary will be the Owner or the Owner's estate.

The Owner may change the Annuitant's Beneficiary by written request on a Change of Beneficiary form at any time during the Annuitant's lifetime. AVLIC, at its option, may require that the Policy be returned to the Home Office for endorsement of any change, or that other forms be completed. The change will take effect as of the date the change is recorded at the Home Office. AVLIC will not be liable for any payment made or action taken before the change is recorded. No limit is placed on the number of changes that may be made.


DEATH OF ANNUITANT

If the Annuitant dies prior to the Annuity Date, an amount will be paid as proceeds to the Annuitant's Beneficiary. The Death Benefit is payable upon receipt of Satisfactory Proof of Death of the Annuitant as well as proof that the Annuitant died prior to the Annuity Date. AVLIC guarantees the Death Benefit will equal the greater of the Accumulation Value or total premiums paid less withdrawals, on the date Satisfactory Proof of Death is received by AVLIC at its Home Office. The Death Benefit is payable as a lump sum or under one of the Annuity Income Options.

The Owner may elect an Annuity Income Option for the Annuitant's Beneficiary, or if no such election was made by the Owner and a cash benefit has not been paid, the Annuitant's Beneficiary may make this election after the Annuitant's Death.

Since Satisfactory Proof of Death includes a "Claimant's Statement", which specifies how the beneficiary wishes to receive the benefit (unless the Owner previously selected an option), the amount of the Death Benefit will continue to reflect the investment performance of the Separate Account until that information is supplied to AVLIC. Upon receipt of this proof,

18      ACCLAIM!

the Death Benefit will be paid to the Annuitant's Beneficiary within seven days, or as soon thereafter as AVLIC has sufficient information about the Annuitant's Beneficiary to make the payment. In order to take advantage of the favorable tax treatment accorded to receiving the Death Benefit as an annuity, the Annuitant's Beneficiary must elect to receive the benefits under an Annuity Option within 60 days "after the day on which such lump sum became payable," as defined in the Internal Revenue Code.


GUARANTEED MINIMUM DEATH BENEFIT  (GMDB) RIDER

This rider provides for payment of the GMDB in lieu of the death benefit payable prior to annuity date if the GMDB is greater than such death benefit. The GMDB depends on the annuitant's issue age, and when the company receives satisfactory proof of death. The GMDB is calculated based upon the 7 year period in which satisfactory proof of death is received. Each 7 year period begins with a 7 year policy anniversary, i.e. the 7th, 14th, 21st, etc. policy anniversary. The GMDB applies only for annuitants who are issue ages 0-70.

If satisfactory proof of the annuitant's death is received prior to the 7th policy anniversary, or after the policy anniversary nearest the annuitant's 85th birthday, the GMDB is zero, and the death benefit payable will equal the greater of the accumulation value, or total premiums paid less partial withdrawals, on the date satisfactory proof of death is received.

If satisfactory proof of the annuitant's death is received on or after the 7th policy anniversary and before the policy anniversary nearest the annuitant's 75th birthday, the GMDB is calculated based upon the greater of (i) and (ii), where (i) is the accumulation value as of the most recent 7 year policy anniversary and (ii) is the GMDB immediately preceding the most recent 7 year policy anniversary. The GMDB is increased by premiums paid since the most recent 7 year policy anniversary, decreased by any partial withdrawals since the most recent 7 year policy anniversary, and decreased by an additional adjustment for each partial withdrawal made since the most recent 7 year policy anniversary. However, if satisfactory proof of the annuitant's death is received on or after the policy anniversary nearest the annuitant's 75th birthday and before the policy anniversary nearest the annuitant's 85th birthday, the most recent 7 year policy anniversary on or prior to the policy anniversary nearest the annuitant's 75th birthday will be used in determining the GMDB.

For annuitants Issue Age 68 to 70, the accumulation value as of the 7th policy anniversary will be used in calculating the GMDB prior to the policy anniversary nearest the annuitant's 85th birthday. For annuitants Issue Age 69 and 70, the references to "75th birthday" in the preceding paragraph should be replaced by "76th birthday" (when issue age is 69) and "77th birthday" (when issue age is 70).

There is no additional charge for this rider, and this rider may not be available in all states.


DEATH OF OWNER

If the Owner dies on or after the Annuity Date, annuity benefits continue to be paid to the Annuitant under the Annuity Income Option in effect on the Owner's date of death.

If the Owner dies before the Annuity Date and before the entire interest in the Policy is distributed, the Accumulation Value of the Policy must be distributed to the Owner's Designated Beneficiary so that the Policy qualifies as an annuity under the Internal Revenue Code. The entire interest must be distributed within five years of the Owner's death. However, a distribution period exceeding five years will be allowed if the Owner's Designated Beneficiary purchases an immediate annuity under which payments will begin within one year of the Owner's death and will be paid out over the lifetime of the Owner's Designated Beneficiary or over a period not extending beyond his or her life expectancy.

If the Owner's interest is payable to (or for the benefit of) the surviving spouse of the Owner, the Policy may be continued with the surviving spouse treated as the Owner for purposes of applying the rules described above.

Finally, in situations where the Owner is not an individual, these distribution rules are applicable upon the death or change of the Annuitant.

                                                                ACCLAIM!      19

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

AVLIC reserves the right, subject to applicable law, and if necessary, after notice to and prior approval from the SEC and or state insurance authorities, to make additional Portfolios available to you. We may also eliminate, combine or substitute Subaccounts if, in our judgment, marketing needs, tax considerations, or investment conditions warrant. This may happen due to a change in law or a change in a Portfolio's investment objectives or restrictions, or for some other reason. AVLIC may operate the Separate Account as a management company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other AVLIC separate accounts. AVLIC may also transfer the assets of the Separate Account to another Separate Account.

If any of these substitutions or changes are made, AVLIC may by appropriate endorsement change the policy to reflect the substitution or change. In addition, AVLIC may, when permitted by law, restrict or eliminate any voting rights of Owners or other persons who have voting rights as to the Account.

You will be notified of any material change in the investment Policy of any Portfolio in which you have an interest.


DEFERMENT OF PAYMENT

Payment of any withdrawal, surrender or lump sum death benefit due from the Separate Account will occur within seven days from the date the amount becomes payable, except that AVLIC may be permitted to defer such payment if:

a) the New York Stock Exchange is closed other than customary weekends or holidays or trading on the New York Stock Exchange is otherwise restricted; or

b)   the SEC permits the delay for the protection of Owners; or

c)   an emergency exists as determined by the SEC.

In addition, surrenders or withdrawals from the Fixed Account may be deferred by AVLIC for up to 6 months from the date of written request.


CONTESTABILITY

AVLIC cannot contest the validity of this Policy after the Policy Date, subject to the "Misstatement of Age or Sex" provision.


MISSTATEMENT OF AGE OR SEX

AVLIC may require proof of age and sex before making annuity payments. If the age or sex of the Annuitant has been misstated, we will adjust the benefits and amounts payable under this Policy.

If AVLIC made any overpayments, interest at the rate of 6% per year compounded yearly will be added and charged against future payments. If we made underpayments, the balance due plus interest at the rate of 6% per year compounded yearly will be paid in a lump sum.


REPORTS AND RECORDS

AVLIC will maintain all records relating to the Account and will mail the Owner, at the last known address of record, within 30 days after each Policy anniversary, an annual report which shows the current Accumulation Value as allocated among the Subaccounts or the Fixed Account, and charges made during the Policy Year. Quarterly reports are also currently provided but except for the annual report, AVLIC reserves the right to charge a report fee. The Owner will also be sent confirmations of transactions, such as purchase payments, transfers and withdrawals under the Policy. A periodic report for

20      ACCLAIM!

the Fund and a list of the securities held in each Portfolio of the Fund and any other information required by the 1940 Act will also be provided.


                          DISTRIBUTION OF THE POLICIES

Ameritas Investment Corp. ("AIC"), located at 5900 O Street, 4th Floor, Lincoln, Nebraska 68510, will act as the principal underwriter of the Policies pursuant to an underwriting Agreement it has with AVLIC. AIC is a wholly-owned subsidiary of AMAL Corporation, and an affiliate of AVLIC. AIC is a broker/dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Policies are sold by individuals who are registered representatives of AIC or other broker-dealers.

Commissions paid by AVLIC to broker-dealers may vary, but are not expected to exceed 1% of premiums paid. Broker-dealers may also receive an asset based administrative compensation of up to 1% (annualized). From time to time, additional sales incentives may be provided to broker-dealers.


                       SAFEKEEPING OF THE ACCOUNT'S ASSETS

AVLIC holds the assets of the Account. The assets are held separate and apart from General Account assets. AVLIC maintains records of all purchases and redemptions of the Funds' shares by each of the Subaccounts.


                              THIRD PARTY SERVICES

AVLIC is aware that certain third parties are offering investment advisory, asset allocation, money management and timing services in connection with the contracts. AVLIC does not engage any such third parties to offer such services of any type. In certain cases, AVLIC has agreed to honor transfer instructions from such services where it has received powers of attorney, in a form acceptable to it, from the contract owners participating in the service. Firms or persons offering such services do so independently from any agency relationship they may have with AVLIC for the sale of contracts. AVLIC takes no responsibility for the investment allocations and transfers transacted on a contract owner's behalf by such third parties or any investment allocation recommendations made by such parties. Contract owners should be aware that fees paid for such services are separate and in addition to fees paid under the contracts.

                                  VOTING RIGHTS

To the extent required by law, AVLIC will vote the Portfolio shares held in the Account at shareholder meetings in accordance with instructions received from persons having voting interests in the corresponding Subaccount. The 1940 Act currently requires shareholder voting on matters such as the election of the Board of Trustees of the Funds, the approval of the investment advisory contract, changes in the fundamental investment Policies of the Funds, and approval of the independent accountants. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, and, as a result, AVLIC determines that it is allowed to vote the Portfolio shares in its own right, AVLIC may elect to do so.

Prior to the Annuity Date, the Owner holds a voting interest in each Subaccount to which the Accumulation Value is allocated. The number of votes available to an Owner will be calculated separately for each Subaccount of the Account. The number of votes available to an Owner will be determined by dividing the Accumulation Value attributable to a Subaccount by the net value per share of the applicable Portfolio. In determining the number of votes, fractional shares will be recognized.


                                                                ACCLAIM!      21

The number of votes of the Portfolio which are available will be determined as of the date coincident with the date established by that Portfolio for determining shareholders eligible to vote at the meeting of the Funds. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the Funds.

Shares of Funds as to which no timely instructions are received, or shares held by AVLIC as to which Owners have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Policies participating in that Subaccount.

Each person having a voting interest in a Subaccount will receive proxy material, reports and other materials relating to the appropriate Portfolio.

On and after the Annuity Date, there are no voting rights because amounts are no longer held in the Account.


                                LEGAL PROCEEDINGS

There are no legal proceedings to which the Account is a party or to which the assets of the Account are subject. AVLIC and AIC are not involved in any litigation that is of material importance in relation to their total assets or that relates to the Account.



                       STATEMENT OF ADDITIONAL INFORMATION

A Statement of Additional Information is available that contains more details concerning the subjects discussed in this Prospectus. This can be obtained by writing to the address on the front page or by calling 1-800-745-1112.

The following is a Table of Contents for that Statement:

                                                                    Page

GENERAL INFORMATION AND HISTORY.............................          2
THE POLICY..................................................          2
GENERAL MATTERS.............................................          6
FEDERAL TAX MATTERS.........................................          7
DISTRIBUTION OF THE POLICY..................................          7
SAFEKEEPING OF ACCOUNT ASSETS...............................          8
STATE REGULATION............................................          8
LEGAL MATTERS...............................................          8
EXPERTS.....................................................          8
OTHER INFORMATION...........................................          8
FINANCIAL STATEMENTS........................................          8

22      ACCLAIM!

Part B                                             Registration No.____________







                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                              SEPARATE ACCOUNT VA-2

                       STATEMENT OF ADDITIONAL INFORMATION

                                       FOR

                      MULTI-PREMIUM VARIABLE ANNUITY POLICY


                                   Offered by



                    Ameritas Variable Life Insurance Company
              (formerly Bankers Life Assurance Company of Nebraska)
                           (A Nebraska Stock Company)
                                 5900 "O" Street
                             Lincoln, Nebraska 68510


                              ---------------------



        This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Multi- Premium Variable Annuity Policy ("Policy") offered by Ameritas Variable Life Insurance Company ("AVLIC"). You may obtain a copy of the Prospectus dated _____________, by writing Ameritas Variable Life Insurance Company, 5900 "O" Street, Lincoln, Nebraska 68510, or calling, 1-800-745-1112. Terms used in the current Prospectus for the Policy are incorporated in this Statement.

        THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE POLICY.


        Dated:  ______________.

                                TABLE OF CONTENTS


GENERAL INFORMATION AND HISTORY ..........................................  2
-------------------------------
THE POLICY ...............................................................  2
----------
          Accumulation Value..............................................  2
          ------------------
          Value of Accumulation Units ....................................  2
          ---------------------------
          Calculation of Performance Data ................................  2
          -------------------------------
GENERAL MATTERS...........................................................  6
---------------
          The Policy .....................................................  6
          ----------
          Non-Participating ..............................................  6
          -----------------
          Assignment .....................................................  6
          ----------
          Annuity Data ...................................................  6
          ------------
          Ownership ......................................................  6
          ---------
          Joint Annuitant ................................................  6
          ---------------
          IRS Required Distributions .....................................  6
          --------------------------
FEDERAL TAX MATTERS ......................................................  7
-------------------
          Taxation of AVLIC ..............................................  7
          -----------------
          Tax Status of the Policies .....................................  7
          --------------------------
          Qualified Policies .............................................  7
          ------------------
DISTRIBUTION OF THE POLICY ...............................................  7
--------------------------
SAFEKEEPING OF ACCOUNT ASSETS ............................................  8
-----------------------------
AVLIC ....................................................................  8
-----
STATE REGULATION .........................................................  8
----------------
LEGAL MATTERS  ...........................................................  8
-------------
EXPERTS ..................................................................  8
-------
OTHER INFORMATION ........................................................  8
-----------------
FINANCIAL STATEMENTS .....................................................  8
--------------------

GENERAL INFORMATION AND HISTORY:
-------------------------------
        In order to supplement the description in the Prospectus, the following provides additional information concerning the company and its history.

            As of April 1, 1996, AVLIC is a wholly-owned subsidiary of AMAL Corporation, a Nebraska stock company. AMAL Corporation is a joint venture of Ameritas Life Insurance Corp. (Ameritas Life), which owns a majority interest in AMAL Corporation; and AmerUs Life Insurance Company (AmerUs Life), an Iowa stock life insurance company, which owns a minority interest in AMAL Corporation.

            AVLIC may publish in advertisements and reports to policyowners, the ratings and other information assigned it by one or more independent rating services. The purpose of the ratings are to reflect the financial strength and/or claims-paying ability of AVLIC.


THE POLICY
----------

      In order to supplement the description in the Prospectus, the following provides additional information about the Policy which may be of interest to the owners.

Accumulation Value
------------------

      The Accumulation Value of a Policy on each valuation date is equal to:

      (1) the aggregate of the values attributable to the Policy in each Subaccount on the valuation date, determined for each Subaccount by multiplying the Subaccount's accumulation unit value by the number of the Subaccount accumulation units allocated to the Policy and/or the net allocation plus interest in the Fixed Account; plus;

      (2)   the amount deposited in the Fixed Account, plus interest; less

      (3)   any  partial withdrawal, and its charge, made on the valuation date;
            less

      (4) any annual policy fee deducted on that valuation date. In computing the accumulation value, the number of Subaccount accumulation units allocated to the Policy is determined after any transfer among the Subaccounts.

Value of Accumulation Units
---------------------------

The value of each Subaccount's accumulation units reflects the investment performance of that Subaccount. The accumulation unit value of each Subaccount shall be calculated by:

      (1) multiplying the per share net asset value of the corresponding Fund portfolio on the valuation date by the number of shares held by the Subaccount, before the purchase or redemption of any shares on that date; minus

      (2) a daily charge of .003415% (equivalent to an annual rate of 1.25% of the average daily net assets) for mortality and expense risks; minus

      (3) a daily charge of .0004098% (equivalent to an annual rate of .15% of the average daily net assets) as daily administrative fee; minus

      (4)   any applicable charge for federal and state income taxes, if any;
            and

      (5) dividing the result by the total number of accumulation units held in the Subaccount on the valuation date, before the purchase or redemption of any units on that date.


Calculation of Performance Data
-------------------------------

      As disclosed in the prospectus, premium payments will be allocated to the Separate Account VA-2 which has twenty-six Subaccounts, with the assets of each invested in corresponding portfolios of the Variable Insurance Products Fund or the Variable Insurance Products Fund II (collectively the "Fidelity Funds"), the Alger American Fund , the MFS Variable Insurance Trust, the Morgan Stanley Universal Funds ("The Funds"), or to the Fixed Account. From time to time AVLIC will advertise the performance data of the portfolios of the Funds.

      Fidelity Management & Research Company (Fidelity) is the manager of the Fidelity Funds. It maintains a large staff of experienced investment personnel and a full complement of related support facilities. Alger American Funds are managed by Fred Alger Management, Inc. It stresses proprietary research by its large research team that follows approximately 1400 companies. MFS Variable Insurance Trust is advised by Massachusetts Financial Services Company. MFS is America's oldest mutual fund organization. Morgan Stanley Universal Funds, Inc. are managed by Morgan Stanley Asset Management Inc.

      Performance information for any subaccount may be compared, in reports and advertising to: (1) the Standard & Poor's 500 Stock Index ("S & P 500"). Dow Jones Industrial Average ("DJIA"), Donahue Money Market Institutional Averages;
(2) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or the Variable Annuity Research and Data Service, widely used independent research firms which rank mutual funds and other investment companies by overall performance, investment objectives, and assets; and (3) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in a contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for annuity charges and investment management costs.

      Total returns, yields and other performance information may be quoted numerically or in a table, graph, or similar illustration. Reports and advertising may also contain other information including (i) the ranking of any subaccount derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Series or by rating services, companies, publications or other persons who rank separate accounts or other investment products on overall performance or other criteria, and (ii) the effect of tax deferred compounding on a subaccount's investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a taxable basis.

      The tables below are established to demonstrate performance results for each underlying portfolio with charges deducted at the Separate Account level as if the policy had been in force from the commencement of the portfolio. The performance information is based on the historical investment experience of the underlying portfolios and does not indicate or represent future performance.

Total Return
------------

      Total returns quoted in advertising reflect all aspects of a subaccount's return, including the automatic reinvestment by the separate account of all distributions and any change in the subaccount's value over the period. Average annual returns are calculated by determining the growth or decline in value of a hypothetical historical investment in the subaccount over a stated period, and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant over the period. For example, a cumulative return of 100% over ten years would produce an average annual return of 7.18% which is the steady rate that would equal 100% grown on a compounded basis in ten years. While average annual returns are a convenient means of comparing investment alternatives, investors should realize that the subaccount's performance is not constant over time, but changes from year to year, and that average annual returns represent averaged figures as opposed to the actual year-to-year performance of a subaccount.

      Table 1: The subaccounts  will quote average annual returns for the period
      -------
since the underlying portfolios commenced operation after deducting charges at the Separate Account level. Table 1 shows the average annual total return on a hypothetical investment in the subaccounts for the last year, five years, and ten years if applicable, and/or from the date that the portfolios began operations for the period ending December 31, 1996. The average annual total returns to be shown in Table 1 were computed by finding the average annual compounded rates of return over the periods shown that would equate the initial amount invested to the withdrawal value, in accordance with the following formula: P(1 + T)n = ERV where P is a hypothetical investment payment of $1,000, T is the average annual total return, n is the number of years, and ERV is the withdrawal value at the end of the periods shown. The returns reflect the mortality and expense risk charge (1.25% on an annual basis), daily administrative fee at an annual rate of .15% and the annual policy fee. Because there is no surrender charge, the average annual total return would be the same for the relevant time periods if the contract is continued.


            AVERAGE ANNUAL TOTAL RETURN FOR PERIOD ENDING ON 12/31/96

                                                                  10 Years or
    Portfolios              One Year            Five Year         Life of Fund
---------------------       --------            ---------         ------------
Fidelity VIP
------------
Equity-Income                 9.08%               13.90%             10.04%*
Growth                        9.50%               10.88%             11.64%*
High Income                   8.83%               10.66%              6.98%*
Overseas                      7.97%                4.28%              2.88%*
Fidelity VIP II
---------------
Asset Manager                 9.40%                6.62%              7.20%
Inv. Grade Bond              -1.85%                1.46%              3.17%
Asset Manager: Growth        14.76%                 N/A              16.40%
Index 500                    17.50%                 N/A              12.55%
Contrafund                   15.92%                 N/A              25.00%


* 10 Year Figure

Inception of Funds: High-Income, 9/19/85; Equity-Income, 10/9/86; Growth, 10/9/86; Overseas, 1/28/87; Asset Manager, 9/6/89; Investment Grade Bond, 12/5/88; Index 500, 8/27/92; Contrafund, 1/3/95; Asset Manager: Growth, 1/3/95.


            AVERAGE ANNUAL TOTAL RETURN FOR PERIOD ENDING ON 12/31/96

                                                                  10 Years or
    Portfolios              One Year            Five Year         Life of Fund
---------------------       --------            ---------         ------------
Alger American Fund
---------------------
 Growth                       8.16%               12.46%             14.93%
 Income and Growth           14.40%                7.65%              6.83%
 Small Capitalization        -0.88%                6.35%             16.63%
 Balanced                     5.03%                5.08%              3.66%
 MidCap Growth                6.73%                 N/A              19.58%
 Leveraged AllCap             6.87%                 N/A              35.94%
MFS Variable Ins. Trust
-----------------------
 Emerging Growth             11.78%                 N/A              19.24%
 Utilities                   13.25%                 N/A              20.86%
 World Governments           -1.03%                 N/A               2.19%
 Research                    17.02%                 N/A              10.49%
 Growth With Income          19.12%                 N/A              15.08%
Morgan Stanley Universal Funds, Inc.
------------------------------------
 Emerging Markets Equity      N/A                   N/A                N/A
 Global Equity                N/A                   N/A                N/A
 International Magnum         N/A                   N/A                N/A
 Asian Equity                 N/A                   N/A                N/A
 U.S. Real Estate             N/A                   N/A                N/A


Inception of Funds: Alger American Income and Growth Portfolio, 11/15/88; Alger American Balanced, 9/5/89; Alger American Small Capitalization, 9/21/88; Alger American Growth, 1/9/89; Alger American MidCap, 5/3/93; Alger American Leveraged AllCap, 1 /25 /95; MFS Emerging Growth, 7/24/95; MFS Utilities, 1 /3/95; MFS World Governments, 6/14/94; MFS Research, 7/26/95; MFS Growth With Income, 10/9/95; Morgan Stanley Emerging Markets Equity, 10/1/96; Morgan Stanley Global Equity, 1/2/97; Morgan Stanley International Magnum, 1/2/97; Morgan Stanley Asian Equity, not seeded as of 2/28/97; Morgan Stanley U.S. Real Estate, not seeded as of 2/28/97.

      In addition to average annual returns, the subaccounts may quote unaveraged or cumulative total returns reflecting the simple change in value of an investment over a stated period. Table 2 shows the cumulative total return on a hypothetical investment in the subaccounts for the last year, 5 years, 10 years if applicable, and/or from the date the portfolios began operations for the period ending December 31, 1996. The returns reflect the mortality and expense risk charge (1.25% on an annual basis), daily administration fee at an annual rate of .15%, and the annual policy fee. Because there is no surrender charge, the cumulative total return would be the same for the relevant time periods if the contract is continued.


              CUMULATIVE TOTAL RETURN FOR PERIOD ENDING ON 12/31/96

                                                                  10 Years or
    Portfolios              One Year            Five Year         Life of Fund
---------------------       --------            ---------         ------------
Fidelity VIP
------------
Equity-Income                 9.08%                91.68%             160.27%*
Growth                        9.50%                67.57%             200.87%*
High Income                   8.83%                65.91%              96.33%*
Overseas                      7.97%                23.31%              32.86%*
Fidelity VIP II
---------------
Asset Manager                  9.40%               37.77%              67.54%
Inv. Grade Bond               -1.85%                7.53%              29.08%
Asset Manager: Growth         14.76%                 N/A               35.94%
Index 500                     17.50%                 N/A               68.39%
Contrafund                    15.92%                 N/A               57.02%

* 10 Year Figure


              CUMULATIVE TOTAL RETURN FOR PERIOD ENDING ON 12/31/96

                                                                  10 Years or
    Portfolios              One Year            Five Year         Life of Fund
---------------------       --------            ---------         ------------
Alger American Fund
-------------------
 Growth                       8.16%               79.84%             208.41%
 Income and Growth           14.40%               44.58%              72.41%
 Small Capitalization        -0.88%               36.07%             264.05%
 Balanced                     5.03%               28.13%              30.56%
 MidCap Growth                6.73%                N/A                94.40%
 Leveraged AllCap             6.87%                N/A                82.62%
MFS Variable Ins. Trust
-----------------------
 Emerging Growth             11.78%                N/A                29.26%
 Utilities                   13.25%                N/A                46.69%
 World Governments           -1.03%                N/A                 5.76%
 Research                    17.02%                N/A                15.62%
 Growth With Income          19.12%                N/A                19.15%
Morgan Stanley Universal Funds, Inc.
------------------------------------
 Emerging Markets Equity      N/A                  N/A                  N/A
 Global Equity                N/A                  N/A                  N/A
 International Magnum         N/A                  N/A                  N/A
 Asian Equity                 N/A                  N/A                  N/A
 U.S. Real Estate             N/A                  N/A                  N/A


Yields
------

   Some subaccounts may also advertise yields. Yields quoted in advertising reflect the change in value of a hypothetical investment in the subaccount over a stated period of time, not taking into account capital gains or losses. Yields are annualized and stated as a percentage. Yields do not reflect the impact of any contingent deferred sales load.

   Current yield for Money Market subaccount reflects the income generated by a subaccount over a 7 day period. Current yield is calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical account having one Accumulation Unit at the beginning of the period adjusting for the maintenance charge, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7). The resulting yield figure is carried to the nearest hundredth of a percent. Effective yield for the Money Market subaccount is calculated in a similar manner to current yield except that investment income is assumed to be reinvested throughout the year at the 7 day rate. Effective yield is obtained by taking the base period returns as computed above, and then compounding the base period return by adding 1, raising the sum to a power equal to (365/7) and subtracting one from the result, according to the formula:


             Effective Yield = [(Base Period Return + 1) 365/7] - 1.


   Since the reinvestment of income is assumed in the calculation of effective yield, it will generally be higher than current yield.

   The net average yield for the 7-day period ended December 31, 1996 for the Money Market Fund was 3.74% and the effective yield for the 7-day period ended December 31, 1996 for the Money Market Fund was 3.80%.

   Current yield for subaccounts other than the Money Market subaccount reflects the income generated by a subaccount over a 30-day period. Current yield is calculated by dividing the net investment income per accumulation unit earned during the period by the maximum offering price per unit on the last day of the period, according to the formula:


                   YIELD =2[( FUNC{a-b}OVER cd; +1) SUP 6 -1]


   Where a = net investment income earned during the period by the portfolio company attributable to shares owned by the subaccount, b = expenses accrued for the period (net of reimbursements), c = the average daily number of accumulation units outstanding during the period, and d = the maximum offering price per accumulation unit on the last day of the period. The yield reflects the mortality and expense risk charge and the annual policy fee.

GENERAL MATTERS
---------------

The Policy
----------

   The Policy, the application, any supplemental applications, and any amendments or endorsements make up the entire contract. All statements made in the application, in the absence of fraud, are considered representations and not warranties. Only statements in the application that is attached to the Policy and any supplemental applications made a part of the Policy when a change went into effect can be used to contest a claim or the validity of the Policy. Only the President, Vice President, Secretary or Assistant Secretary can modify the Policy. Any changes must be made in writing, and approved by AVLIC. No agent has the authority to alter or modify any of the terms, conditions or agreements of the Policy or to waive any of its provisions.

Non-Participating
-----------------

   The Policies are non-participating. No dividends are payable and the Policies will not share in the profits or surplus earnings of AVLIC.

Assignment
----------

   Any policy, if permitted by the plan or by law relevant to the plan applicable to a qualified policy, may be assigned by the owner prior to the annuity date and during the annuitant's lifetime. AVLIC is not responsible for the validity of any assignment. No assignment will be recognized until AVLIC receives written notice thereof. The interest of any beneficiary which the assignor has the right to change shall be subordinate to the interest of an assignee. Any amount paid to the assignee shall be paid in one sum, not withstanding any settlement agreement in effect at the time the assignment was executed. AVLIC shall not be liable as to any payment or other settlement made by AVLIC before receipt of written notice.

Annuity Data
------------

   AVLIC  will  not  be  liable  for  obligations   which  depend  on  receiving
information from a payee until such information is received in a form satisfactory to AVLIC.

Ownership
---------

   The owner of the Policy on the policy date is the annuitant, unless otherwise specified in the application. During the annuitant's lifetime, all rights and privileges under this Policy may be exercised solely by the owner. Ownership passes to the owner's designated beneficiary upon the death of the owner(s). If the owner has not named an owner's designated beneficiary, or if no such beneficiary is living, the ownership passes to the owner's estate. From time to time AVLIC may require proof that the owner is still living.

   In order to change the owner of the Policy or assign Policy rights, an assignment of the Policy must be made in writing and filed with AVLIC at its Home Office. The change will take effect as of the date the change is recorded at the Home Office, and AVLIC will not be liable for any payment made or action taken before the change is recorded. The payment of proceeds is subject to the rights of any assignee of record. A change in the owner will be valid only upon absolute and complete assignment of the Policy. A collateral assignment is not a change of ownership.

Joint Annuitant
---------------

   The owner may, by written request at least 30 days prior to the annuity date, name a joint annuitant. Such joint annuitant must meet AVLIC's underwriting requirements. An annuitant may not be replaced. The annuity date shall be determined based on the date of birth of the annuitant.

IRS Required Distributions
--------------------------

   If the owner dies before the entire interest in the Policy is distributed, the value of the Policy must be distributed to the owner's designated beneficiary as described in this section so that the Policy qualifies as an annuity under the Code.

   If the death occurs on or after the annuity date, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of death.

   If the death occurs before the annuity date, the entire interest in the Policy will be distributed within five years after date of death or be used to purchase an immediate annuity under which payments will begin within one year of the owner's death and will be made for the life of the owner's designated beneficiary or for a period not extending beyond the life expectancy of that beneficiary.

   The owner's designated beneficiary is the person to whom ownership of the Policy passes by reason of death and must be a natural person. AVLIC reserves the right to require proof of death.

   If any portion of the owner's interest is payable to (or for the benefit of) the surviving spouse of the owner, the Policy may be continued with the surviving spouse as the new owner.

FEDERAL TAX MATTERS
-------------------

Taxation of AVLIC
-----------------

   AVLIC is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Account is not an entity separate from AVLIC and its operations form a part of AVLIC, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized net capital gains on the assets of the Account are reinvested and are taken into account in determining the Policy values. As a result, such investment income and realized net capital gains are automatically retained as part of the reserves under the Policy. Under existing federal income tax law, AVLIC believes that Account investment income and realized net capital gains should not be taxed to the extent that such income and gains are retained as part of the reserves under the Policy.

Tax Status of the Policies
--------------------------

   Section 817(h) of the Code provides in substance that Section 72 of the Code will not apply and AVLIC will not be treated as the owner of the assets of the Account unless the investments made by the Account are "adequately diversified" in accordance with regulations prescribed by the Secretary of Treasury (the "Treasury"). If the segregated account is not "adequately diversified" any increase in the value of a variable annuity contract will be taxed to the owner currently. The Account, through the fund, intends to comply with the diversification requirements prescribed by Treasury regulations which affect how the Fund's assets may be invested. Although AVLIC does not control the Fund, it has entered into an agreement regarding participation in the Fund, which requires the Fund to be operated in compliance with the requirements prescribed by the Treasury.

Qualified Policies
------------------

   The Policies are designed for use with several types of qualified plans. The following are brief descriptions of qualified plans with which the policies may be used:

   a. H.R. 10 Plans - Section 401 of the Code permits self-employed individuals to establish qualified plans for themselves and their employees. Such plans commonly are referred to as "H.R. 10" or "Keogh" plans. Taxation of plan participants depends on the specified plan.

         The Code governs such plans with respect to maximum contributions, distribution dates, non-forfeitability of interests, and tax rates applicable to distributions. In order to establish such a plan, a plan document, usually in prototype form preapproved by the Internal Revenue Service, is adopted and implemented by the employer. When issued in connection with H.R. 10 plans, a Policy may be subject to special requirements to conform to the requirements under such plans.
         Purchasers of a Policy for such purposes will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency.

   b. Individual Retirement Annuities - Section 408 of the Code permits certain individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or an "IRA." IRA's are subject to limitations on eligibility, maximum contributions, and time of distribution. Distributions from certain other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA. Sales of a Policy for use with an IRA may be subject to special requirements of the Internal Revenue Service. Purchasers of a Policy for such purposes will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency.

   c. Corporation Pension and Profit Sharing Plans -- Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of Policies in order to provide benefits under the plans.

   d.    Plans  of Public  School Systems and Certain Tax Exempt Organizations -
         Section 403(b) of the Code permits public school systems and certain tax-exempt organizations to establish plans that provide retirement benefits for employees through the purchase of annuity contracts. Such plans may permit the purchase of the Policies in order to provide benefits under the plans. Section 403(b)(11) of the Code became effective January 1, 1989. 403(b)(11) provided that the policyholder may not elect to withdraw funds from a plan under Section 403(b) before age 59-1/2 and pay the taxes. The money may only be withdrawn as provided by the Code. On November 28, 1988, the Division of Investment Management issued a No Action Letter which stated that the Division would not recommend enforcement action against registrants who followed
         Section 403(b)(11) and did not allow such a withdrawal so long as the No Action Letter is complied with. The Registrant is acting in reliance on the November 28, 1988, No Action Letter and has complied, is complying and/or will comply with its provisions. The policyholder should fully review the prospectus and consult with his or her tax consultant before purchasing this annuity as a part of a Section 403(b) plan.


DISTRIBUTION OF THE POLICY
--------------------------

   Ameritas Investment Corp., the principal underwriter of the Policies, is registered with the Securities and Exchange Commission under the Securities and Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Ameritas Investment Corp. is wholly-owned by AMAL Corporation, which also owns AVLIC.

   The Policies are offered to the public through brokers, licensed under the federal securities laws and state insurance laws, and properly licensed banking institutes that have entered into agreements with Ameritas Investment Corp. The offering of the Policies is continuous and Ameritas Investment Corp. does not anticipate discontinuing the offering of this policy. However, Ameritas Investment Corp. does reserve the right to discontinue the offering of the policies.

   Compensation for the Policies and for all other variable annuity policies issued by AVLIC totaled $10,067,075 for 1996; $6,896,847 for 1995; and
$7,647,138 for 1994.


SAFEKEEPING OF ACCOUNT ASSETS
-----------------------------

   Title to assets of the Account is held by AVLIC. The assets are kept physically segregated and held separate and apart from AVLIC's general account assets. Accumulation values deposited or transferred to the Fixed Account are held in the General Account of AVLIC. Records are maintained of all purchases and redemptions of eligible portfolio shares held by each of the Subaccounts.


AVLIC
-----

   All the stock of AVLIC is owned by AMAL Corporation located in the state of Nebraska. AVLIC has entered into a Management and Administrative Service Agreement with Ameritas Life and AmerUs Life, to provide certain services at estimated cost to AVLIC to assist with the administration of the Policies and the Account.


STATE REGULATION
----------------

   AVLIC is a stock life insurance company organized under the laws of Nebraska, and is subject to regulation by the Nebraska State Department of Insurance. An annual statement is filed with the Nebraska Commissioner of Insurance on or before March 1 of each year covering the operations and reporting on the financial condition of AVLIC as of December 31 of the preceding calendar year. Periodically, the Nebraska Commissioner of Insurance examines the financial condition of AVLIC, including the liabilities and reserves of the Account and certifies their adequacy.

   In addition, AVLIC is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain policy rights and provisions depends on state approval and/or filing and review process. Where required by state law or regulation, the Policy will be modified accordingly.


LEGAL MATTERS
-------------

   All matters of Nebraska law pertaining to the validity of the Policy and AVLIC's right to issue such Policies under Nebraska law have been passed upon by Norman M. Krivosha, Secretary and General Counsel of AVLIC.


EXPERTS
-------

   The financial statements of AVLIC as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, and the financial statements of the Account as of December 31, 1996 and for each of the three years in the period then ended, included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, 1040 NBC Center,
Lincoln, Nebraska 68508, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


OTHER INFORMATION
-----------------

   A registration Statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Policy discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this Statement of Additional Information or in the Prospectus. Statements contained in this Statement of Additional Information and the Prospectus concerning the content of the policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.


FINANCIAL STATEMENTS
--------------------

   The financial statements of AVLIC, which are included in this Statement of Additional Information, should be considered only as bearing on the ability of AVLIC to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Accounts.

DELOITTE &
  TOUCHE LLP
-----------          ----------------------------------------------------------
       Logo          1040 NBC Center                  Telephone: (402) 474-1776
                     Lincoln, Nebraska  68508-1469    Facsimile: (402) 474-0365






                          Independent Auditors' Report



Board of Directors
Ameritas Variable Life
  Insurance Company
Lincoln, Nebraska

    We have audited the accompanying statement of net assets of Ameritas Variable Life Insurance Company Separate Account VA-2 as of December 31, 1996, and the related statements of operations and changes in net assets for each of the three years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1996. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the financial position of Ameritas Variable Life Insurance Company Separate Account VA-2 as of December 31, 1996, and the results of its operations and changes in its net assets for each of the three years in the period then ended, in conformity with generally accepted accounting principles.



/s/ DELOITTE & TOUCHE LLP


February 1, 1997


---------------
Deloitte Touche
Tohmatsu
International
---------------

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT VA-2
                             STATEMENT OF NET ASSETS
                                DECEMBER 31, 1996

ASSETS

INVESTMENTS AT NET ASSET VALUE:
     Variable Insurance Products Fund:
         Money Market Portfolio - 71,503,732.540 shares at
           $1.00 per share (cost $71,503,733)                                       $            71,503,733
         Equity-Income Portfolio - 6,375,543.739 shares at
           $21.03 per share (cost $99,972,066)                                                  134,077,685
         Growth Portfolio - 3,570,738.040 shares at
           $31.14 per share (cost $77,205,775)                                                  111,192,783
         High Income Portfolio - 4,203,994.114 shares at
           $12.52 per share (cost $44,644,167)                                                   52,634,006
         Overseas Portfolio - 2,865,386.075 shares at
           $18.84 per share (cost $43,328,965)                                                   53,983,874
     Variable Insurance Products Fund II:
         Asset Manager Portfolio - 7,283,488.356 shares at
           $16.93 per share (cost $98,260,500)                                                  123,309,458
         Investment Grade Bond Portfolio - 2,172,541.324 shares at
           $12.24 per share (cost $25,097,268)                                                   26,591,906
         Contrafund Portfolio - 1,820,292.255 shares at
            $16.56  per share (cost $26,532,239)                                                 30,144,040
         Asset Manager: Growth Portfolio - 235,282.226 shares at
            $13.10 per share (cost $2,949,992)                                                    3,082,197
         Index 500 Portfolio - 203,711.023 shares at
            $89.13 per share (cost $16,715,585)                                                  18,156,763
     Alger American Fund:
         Small Capitalization Portfolio - 1,383,186.051 shares at
           $40.91 per share (cost $44,552,949)                                                   56,586,141
         Growth Portfolio - 1,228,263.919 shares at
            $34.33 per share (cost $34,074,114)                                                  42,166,300
         Income and Growth Portfolio - 1,394,185.376 shares at
           $8.42 per share (cost $14,194,473)                                                    11,739,041
         Balanced Portfolio - 569,554.981 shares at
           $9.24 per share (cost $6,042,018)                                                      5,262,688
         Midcap Growth Portfolio - 1,370,386.612 shares at
           $21.35 per share (cost $25,292,322)                                                   29,257,754
         Leveraged Allcap Portfolio - 322,162.842 shares at
           $19.36 per share (cost $6,003,860)                                                     6,237,073
     Dreyfus Stock Index Fund:
         Stock Index Fund Portfolio - 460,407.134 shares at
           $20.28 per share (cost $6,449,564)                                                     9,337,057
     MFS Variable Insurance Trust:
         Emerging Growth Series Portfolio - 1,479,016.961 shares at
           $13.24 per share (cost $19,212,194)                                                   19,582,184
         World Governments Series Portfolio - 119,563.323 shares at
           $10.58 per share (cost $1,231,712)                                                     1,264,980
         Utilities Series Portfolio - 394,662.255 shares at
           $13.66 per share (cost $5,210,876)                                                     5,391,086
                                                                                      ----------------------

                NET ASSETS REPRESENTING EQUITY OF POLICYOWNERS                      $           811,500,749
                                                                                      ======================

The accompanying notes are an integral part of these financial statements.

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT VA-2
               STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
                        FOR THE YEARS ENDED DECEMBER 31,




                                                                                 1996                 1995                  1994
                                                                 ------------------   ------------------   --------------------

INVESTMENT INCOME
     Dividend distributions received                           $        13,564,184  $        10,791,789  $           6,905,119
EXPENSES
     Charges to policyowners for assuming
     mortality and expense risk                                          8,898,318            6,093,514              4,473,521
                                                                 ------------------   ------------------   --------------------
          INVESTMENT INCOME - NET                                        4,665,866            4,698,275              2,431,598
                                                                 ------------------   ------------------   --------------------

REALIZED AND UNREALIZED GAIN/(LOSS)
ON INVESTMENTS - NET
     Capital gain distributions received                                25,240,462            2,906,457              9,513,298
     Unrealized increase/(decrease)                                     40,926,181           83,391,448            (18,327,838)
                                                                 ------------------   ------------------   --------------------
          NET GAIN/(LOSS) ON INVESTMENTS                                66,166,643           86,297,905             (8,814,540)
                                                                 ------------------   ------------------   --------------------

          NET INCREASE/(DECREASE) IN NET
          ASSETS RESULTING FROM OPERATIONS                              70,832,509           90,996,180             (6,382,942)

NET INCREASE IN NET ASSETS RESULTING
     FROM PREMIUM PAYMENTS AND OTHER
     OPERATING TRANSFERS                                               151,795,930           93,106,859            123,008,669
                                                                 ------------------   ------------------   --------------------
          TOTAL INCREASE IN NET ASSETS                                 222,628,439          184,103,039            116,625,727

NET ASSETS
     Beginning of period                                               588,872,310          404,769,271            288,143,544
                                                                 ------------------   ------------------   --------------------
     End of period                                             $       811,500,749  $       588,872,310  $         404,769,271
                                                                 ==================   ==================   ====================









The accompanying notes are an integral part of these financial statements.

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT VA-2
                          NOTES TO FINANCIAL STATEMENTS





A.   ORGANIZATION AND ACCOUNTING POLICIES:
     -------------------------------------

     Ameritas Variable Life Insurance Company Separate Account VA-2 (the Account) was established on May 28, 1987, under Nebraska law by Ameritas Variable Life Insurance Company (AVLIC), a wholly-owned subsidiary of AMAL Corporation, a holding company 66% owned by Ameritas Life Insurance Corp
     (ALIC) and 34% owned by AmerUs Life Insurance Company (AmerUs). The assets of the Account are segregated from AVLIC's other assets and are used only to support variable annuity products issued by AVLIC.

     The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. At December 31, 1996, there are twenty subaccounts within the Account. Five of the subaccounts invest only in a corresponding Portfolio of the Variable Insurance Products Fund, and five invest only in a corresponding Portfolio of Variable Insurance Products Fund II. Both funds are diversified open-end management investment companies and are managed by Fidelity Management and Research Company. Six of the subaccounts invest only in a corresponding Portfolio of Alger American Fund which is a diversified open-end management investment company managed by Fred Alger Management, Inc. One subaccount invests only in a corresponding Portfolio of Dreyfus Stock Index Fund which is a non-diversified open-end management investment company managed by Dreyfus Service Corporation. Three of the subaccounts invest only in a corresponding Portfolio of MFS Variable Insurance Trust which is a diversified open-end management investment company managed by Massachusetts Financial Services Company. All five funds are registered under the Investment Company Act of 1940, as amended. Each Portfolio pays the manager a monthly fee for managing its investments and business affairs. The assets of the Account are carried at the net asset value of the underlying Portfolios of the funds, and the value of the policyowners' units corresponds to the Account's investment in the underlying subaccounts. The availability of investment portfolio and subaccount options may vary between products. Share transactions and security transactions are accounted for on a trade date basis.

     AVLIC currently does not expect to incur any federal income tax liability attributable to the Account with respect to the sale of the variable annuity policies. If, however, AVLIC determines that it may incur such taxes attributable to the Account, it may assess a charge for such taxes against the account.

B.   POLICYHOLDER CHARGES:
     ---------------------

     AVLIC charges the Account for mortality and expense risks assumed. A daily charge is made on the average daily value of the net assets representing equity of policyowners held in each subaccount per each product's current policy provisions. Additional charges are made at intervals and in amounts per each product's current policy provisions. These charges are prorated against the balance in each investment option of the policyholder, including the Fixed Account option which is not reflected in this separate account. The withdrawal of these charges are included as other operating transfers.

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT VA-2
                          NOTES TO FINANCIAL STATEMENTS



C:   INFORMATION BY FUND:

                                                                   Variable Insurance Products Fund
                                  -------------------------------------------------------------------------------
                                        Money           Equity-                           High
                                        Market          Income           Growth           Income        Overseas
                                  --------------  ----------------  --------------  -------------- --------------
 Balance 01-01-96                 $   57,326,277 $     117,719,005 $    86,780,936 $    35,882,984 $   45,684,513
 Distibuted earnings                   3,799,567         4,953,256       7,626,017       3,198,460      1,280,345
 Mortality risk charge                  (915,893)       (1,517,611)     (1,328,474)       (502,495)      (667,514)
 Unrealized increase/(decrease)              ---        10,895,466       5,069,624       2,214,664      5,099,697
 Net premium transferred              11,293,782         2,027,569      13,044,680      11,840,393      2,586,833
                                   --------------  ----------------  --------------  -------------- --------------
 Balance 12-31-96                 $   71,503,733 $     134,077,685 $   111,192,783 $    52,634,006 $    53,983,874
                                   ==============  ================  ==============  ============== ==============


                                                             Variable Insurance Products Fund II
                                   -------------------------------------------------------------------------------
                                       Asset         Investment                       Asset Mgr.:
                                      Manager        Grade Bond       Contrafund        Growth        Index 500
                                   --------------  ----------------  --------------  -------------- --------------
 Balance 01-01-96                 $  115,119,774 $      23,086,779 $     2,491,998 $       223,546 $      663,229
 Distributed earnings                  7,548,811         1,152,156          36,378         118,882         39,805
 Mortality risk charge                (1,484,230)         (312,284)       (190,299)        (14,233)       (84,732)
 Unrealized increase/(decrease)        8,603,434          (301,584)      3,604,329         135,704      1,418,021
 Net premium transferred              (6,478,331)        2,966,839      24,201,634       2,618,298     16,120,440
                                   --------------  ----------------  --------------  -------------- --------------
 Balance 12-31-96                 $  123,309,458 $      26,591,906 $    30,144,040 $     3,082,197 $   18,156,763
                                   ==============  ================  ==============  ============== ==============

                                                                Alger American Fund
                                   -------------------------------------------------------------------------------------------------
                                       Small                          Income and                       Midcap          Leveraged
                                   Capitalization      Growth           Growth         Balanced        Growth           Allcap
                                   --------------  ----------------  --------------  -------------- --------------  ----------------
 Balance 01-01-96                 $   44,227,409 $      24,289,630 $     6,676,424 $     2,526,276  $  14,927,096 $       1,030,461
 Distributed earnings                    228,276           922,125       4,990,761       1,483,047        441,180            21,457
 Mortality risk charge                  (658,360)         (432,284)       (114,917)        (52,447)      (290,924)          (44,009)
 Unrealized increase/(decrease)        1,332,624         3,162,174      (3,244,881)     (1,099,570)     1,684,242           216,090
 Net premium transferred              11,456,192        14,224,655       3,431,654       2,405,382     12,496,160         5,013,074
                                   --------------  ----------------  --------------  --------------  -------------  ----------------
 Balance 12-31-96                 $   56,586,141 $      42,166,300 $    11,739,041 $     5,262,688  $  29,257,754 $       6,237,073
                                   ==============  ================  ==============  ==============  =============  ================


                                                   MFS Variable Insurance Trust         Dreyfus
                                   ------------------------------------------------  --------------
                                     Emerging           World                            Stock
                                      Growth         Governments       Utilities      Index Fund                         TOTAL
                                   --------------  ----------------  --------------  --------------                 ----------------
 Balance 01-01-96                 $      945,719 $         176,476 $       541,258 $     8,552,520                $     588,872,310
 Distributed earnings                    162,364               ---         441,088         360,671                       38,804,646
 Mortality risk charge                  (123,685)          (10,173)        (32,684)       (121,070)                      (8,898,318)
 Unrealized increase/(decrease)          378,565            44,953         194,795       1,517,834                       40,926,181
 Net premium transferred              18,219,221         1,053,724       4,246,629        (972,898)                     151,795,930
                                   --------------  ----------------  --------------  --------------                 ----------------
 Balance 12-31-96                 $   19,582,184 $       1,264,980 $     5,391,086 $     9,337,057                $     811,500,749
                                   ==============  ================  ==============  ==============                 ================

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT VA-2
                          NOTES TO FINANCIAL STATEMENTS



C:   INFORMATION BY FUND:

                                                                                  Variable Insurance Products Fund
                                      ---------------------------------------------------------------------------------
                                           Money            Equity-                          High
                                          Market            Income          Growth          Income         Overseas
                                      ----------------  ---------------- --------------  --------------  --------------
 Balance 01-01-95                  $      64,578,099 $      47,394,555 $   59,264,436 $    19,815,317 $    32,138,329
 Distributed earnings                      3,385,236         4,417,946        390,703       1,473,552         241,854
 Mortality risk charge                      (738,735)         (943,916)      (957,307)       (415,996)       (465,500)
 Unrealized increase/(decrease)                  ---        17,850,823     20,702,655       4,685,960       3,572,714
 Net premium transferred                  (9,898,323)       48,999,597      7,380,449      10,324,151      10,197,116
                                     ----------------  ---------------- --------------  --------------  --------------
 Balance 12-31-95                  $      57,326,277 $     117,719,005 $   86,780,936 $    35,882,984 $    45,684,513
                                     ================  ================ ==============  ==============  ==============

                                                                    Variable Insurance Products Fund II
                                     ---------------------------------------------------------------------------------
                                          Asset          Investment      Contrafund      Asset Mgr.:      Index 500
                                         Manager         Grade Bond          (1)         Growth (2)          (3)
                                     ----------------  ---------------- --------------  --------------  --------------
 Balance 01-01-95                  $     121,107,120 $      14,907,528 $          --- $           --- $           ---
 Distributed earnings                      2,486,418           741,402         30,567           9,363             ---
 Mortality risk charge                    (1,449,245)         (253,150)        (3,944)           (266)         (1,143)
 Unrealized increase/(decrease)           15,665,746         2,423,519          7,472          (3,498)         23,156
 Net premium transferred                 (22,690,265)        5,267,480      2,457,903         217,947         641,216
                                     ----------------  ---------------- --------------  --------------  --------------
 Balance 12-31-95                  $     115,119,774 $      23,086,779 $    2,491,998 $       223,546 $       663,229
                                     ================  ================ ==============  ==============  ==============

                                                                       Alger American Fund
                                     -----------------------------------------------------------------------------------------------
                                          Small                          Income and                        Midcap         Leveraged
                                     Capitalization        Growth          Growth         Balanced         Growth        Allcap (4)
                                     ----------------  ---------------- --------------  --------------  --------------  ------------
 Balance 01-01-95                  $      19,196,546 $      15,553,231 $    2,348,430 $     1,030,537 $     3,540,066 $         ---
 Distributed earnings                            ---           156,976         30,164          24,117             692           ---
 Mortality risk charge                      (390,434)         (218,376)       (51,556)        (20,525)        (96,907)       (1,843)
 Unrealized increase/(decrease)            8,996,789         4,297,843        848,211         340,663       2,128,071        17,122
 Net premium transferred                  16,424,508         4,499,956      3,501,175       1,151,484       9,355,174     1,015,182
                                     ----------------  ---------------- --------------  --------------  --------------  ------------
 Balance 12-31-95                  $      44,227,409 $      24,289,630 $    6,676,424 $     2,526,276 $    14,927,096 $   1,030,461
                                     ================  ================ ==============  ==============  ==============  ============

                                                       MFS Variable Insurance Trust        Dreyfus
                                     -------------------------------------------------  --------------
                                        Emerging          World (6)       Utilities         Stock
                                        Growth (5)        Governments         (7)         Index Fund                       TOTAL
                                     ----------------  ---------------- --------------  --------------                --------------
 Balance 01-01-95                  $             --- $             --- $          ---  $     3,895,077               $  404,769,271
 Distributed earnings                         25,522            16,669         33,188         233,877                    13,698,246
 Mortality risk charge                        (1,676)             (481)          (592)        (81,922)                   (6,093,514)
 Unrealized increase/(decrease)               (8,574)          (11,684)       (14,585)      1,869,045                    83,391,448
 Net premium transferred                     930,447           171,972        523,247       2,636,443                    93,106,859
                                     ----------------  ---------------- --------------  --------------                --------------
 Balance 12-31-95                  $         945,719 $         176,476 $      541,258 $     8,552,520               $   588,872,310
                                     ================  ================ ==============  ==============                ==============

                                     (1) Commenced business 08/25/95.        (5) Commenced business 08/25/95.
                                     (2) Commenced business 09/15/95.        (6) Commenced business 08/24/95.
                                     (3) Commenced business 09/21/95.        (7) Commenced business 09/18/95.
                                     (4) Commenced business 08/30/95.

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT VA-2
                          NOTES TO FINANCIAL STATEMENTS



C.   INFORMATION BY FUND:
                                                              Variable Insurance Products Fund
                                    -----------------------------------------------------------------------------
                                        Money          Equity                           High
                                       Market          Income          Growth          Income        Overseas
                                    --------------  --------------  --------------  -------------- --------------
 Balance 01-01-94                 $    31,379,124 $    32,522,382 $    47,340,345 $    14,780,768 $   26,209,548
 Distributed earnings                   2,394,455       2,724,507       3,209,519       1,502,298        154,645
 Mortality risk charge                   (689,406)       (506,822)       (627,238)       (226,605)      (394,955)
 Unrealized increase/(decrease)               ---        (101,881)     (1,669,742)     (1,667,003)      (325,590)
 Net premium transferred               31,493,926      12,756,369      11,011,552       5,425,859      6,494,681
                                    --------------  --------------  --------------  -------------- --------------
 Balance 12-31-94                 $    64,578,099 $    47,394,555 $    59,264,436 $    19,815,317 $   32,138,329
                                    ==============  ==============  ==============  ============== ==============


                                                                    Alger American Fund
                                    -----------------------------------------------------------------------------
                                        Small                          Income                         Midcap
                                    Capitalization     Growth        and Growth       Balanced        Growth
                                    --------------  --------------  --------------  -------------- --------------
 Balance 01-01-94                 $    16,350,688 $     4,033,279 $     1,486,488 $       398,861 $    1,241,078
 Distributed earnings                     920,888         349,387          79,765          15,142          3,756
 Mortality risk charge                   (191,599)        (77,513)        (21,926)         (8,792)       (17,859)
 Unrealized increase/(decrease)        (1,419,617)         57,051        (188,024)        (31,583)        73,432
 Net premium transferred                3,536,186      11,191,027         992,127         656,909      2,239,659
                                    --------------  --------------  --------------  -------------- --------------
 Balance 12-31-94                 $    19,196,546 $    15,553,231 $     2,348,430 $     1,030,537 $    3,540,066
                                    ==============  ==============  ==============  ============== ==============

                                                  Variable Insurance
                                                  Products Fund II     Dreyfus
                                    ------------------------------  --------------
                                        Asset        Investment         Stock
                                       Manager       Grade Bond      Index Fund                        TOTAL
                                    --------------  --------------  --------------                 --------------
 Balance 01-01-94                 $    93,247,898 $    16,150,701 $     3,002,384                 $  288,143,544
 Distributed earnings                   4,919,949          43,054         101,052                     16,418,417
 Mortality risk charge                 (1,466,830)       (201,910)        (42,066)                    (4,473,521)
 Unrealized increase/(decrease)       (12,320,921)       (662,594)        (71,366)                   (18,327,838)
 Net premium transferred               36,727,024        (421,723)        905,073                    123,008,669
                                    --------------  --------------  --------------                 --------------
 Balance 12-31-94                 $   121,107,120 $    14,907,528 $     3,895,077                 $  404,769,271
                                    ==============  ==============  ==============                 ==============

DELOITTE &
  TOUCHE LLP
-----------          ----------------------------------------------------------
       Logo          1040 NBC Center                  Telephone: (402) 474-1776
                     Lincoln, Nebraska  68508-1469    Facsimile: (402) 474-0365





                          Independent Auditors' Report



Board of Directors
Ameritas Variable Life Insurance Company
Lincoln, Nebraska

     We have audited the accompanying balance sheets of Ameritas Variable Life Insurance Company as of December 31, 1996 and 1995, and the related statements of operations, changes in stockholder's equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Ameritas Variable Life Insurance Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP


February 1, 1997


---------------
Deloitte Touche
Tohmatsu
International
---------------

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                    ----------------------------------------
                                  BALANCE SHEETS
                                  --------------
                      (in thousands, except per share data)
                      -------------------------------------
                                                                                                       December 31,
                                                                                   -------------------------------------------------
                                                                                           1996                        1995
                                                                                   ----------------------       --------------------
ASSETS
------
     Investments:
       Fixed maturity securities, available for sale (amortized cost
             $62,048 - 1996 and $38,753 - 1995)                                  $                62,621      $              40,343
       Loans on insurance policies                                                                 4,309                      2,639
                                                                                   ----------------------       --------------------
           Total investments                                                                      66,930                     42,982

     Cash and cash equivalents                                                                    10,684                      5,660
     Accrued investment income                                                                     1,096                        790
     Reinsurance recoverable-affiliates                                                                9                         57
     Prepaid reinsurance premium-affiliates                                                        2,156                      1,506
     Deferred policy acquisition costs                                                            79,272                     57,664
     Other                                                                                           483                        106
     Separate Accounts                                                                           947,580                    682,482
                                                                                   ----------------------       --------------------
                                                                                 $             1,108,210      $             791,247
                                                                                   ======================       ====================
LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------
   LIABILITIES:
     Policy and contract reserves                                                $                   749      $                 609
     Accumulated contract values                                                                  77,560                     44,568
     Unearned policy charges                                                                       1,243                        964
     Unearned reinsurance ceded allowance                                                          3,139                      2,279
     Federal income taxes--
           Current                                                                                   875                        685
           Deferred                                                                                9,921                     11,398
     Other                                                                                         8,134                      4,266
     Separate Accounts                                                                           947,580                    682,482
                                                                                   ----------------------       --------------------
          Total Liabilities                                                                    1,049,201                    747,251
                                                                                   ----------------------       --------------------

   STOCKHOLDER'S EQUITY:
     Common stock, par value $100 per share;
       authorized 50,000 shares, issued and
       outstanding 40,000 shares                                                                   4,000                      4,000
     Additional paid-in capital                                                                   40,370                     29,700
     Retained earnings                                                                            14,510                      9,860
     Net unrealized investment gain                                                                  129                        436
                                                                                   ----------------------       --------------------
          Total Stockholder's Equity                                                              59,009                     43,996
                                                                                   ----------------------       --------------------

                                                                                 $             1,108,210      $             791,247
                                                                                   ======================       ====================









The accompanying notes are an integral part of these financial statements.

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                    ----------------------------------------
                            STATEMENTS OF OPERATIONS
                            ------------------------
                                 (in thousands)
                                 --------------

                                                                                      Years Ended December 31,
                                                                -----------------------------------------------------------------
                                                                       1996                   1995                  1994
                                                                -------------------    -------------------   --------------------
INCOME:
Insurance revenues:
  Contract charges                                            $             26,345   $             18,350  $              13,528
  Premium-reinsurance ceded                                                 (5,895)                (4,289)                (2,009)
  Reinsurance ceded allowance                                                2,235                  1,859                    502

Investment revenues:
    Investment income, net                                                   3,603                  3,492                  3,046
    Realized gains, net                                                         19                     28                     19

  Other                                                                        567                    261                    337
                                                                -------------------    -------------------   --------------------

                                                                            26,874                 19,701                 15,423
                                                                -------------------    -------------------   --------------------

BENEFITS AND EXPENSES:
  Policy Benefits:
    Death benefits                                                             716                    268                    417
    Interest credited                                                        2,736                  1,995                  1,524
    Increase in policy and contract reserves                                   140                    183                    195
    Other                                                                       52                     32                     46
  Sales and operating expenses                                              10,041                  6,815                  5,940
  Amortization of deferred policy acquisition costs                          5,531                  3,057                  2,521
                                                                -------------------    -------------------   --------------------

                                                                            19,216                 12,350                 10,643
                                                                -------------------    -------------------   --------------------

Income before federal income taxes                                           7,658                  7,351                  4,780
                                                                -------------------    -------------------   --------------------

Income taxes - current                                                       3,819                  1,685                   (608)
Income taxes - deferred                                                       (811)                   902                  2,278
                                                                -------------------    -------------------   --------------------
     Total income taxes                                                      3,008                  2,587                  1,670
                                                                -------------------    -------------------   --------------------

NET INCOME                                                    $              4,650   $              4,764  $               3,110
                                                                ===================    ===================   ====================











The accompanying notes are an integral part of these financial statements.

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                    ----------------------------------------
                  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                  ---------------------------------------------
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
              ----------------------------------------------------
                          (in thousands, except shares)
                          -----------------------------



                                                                                                                Net
                                                        Common Stock             Additional                 Unrealized
                                             -------------------------------      Paid-in       Retained    Investment
                                                 Shares           Amount          Capital       Earnings    Gain(Loss)     Total
                                             ---------------   -------------   --------------  -----------  ----------  ------------
BALANCE, January 1, 1994                            40,000   $         4,000  $       23,700  $      1,986  $       -  $    29,686

   Capital contribution from
    Ameritas Life Insurance Corp.                         -                -           6,000             -          -        6,000

   Net unrealized investment loss, net                    -                -               -             -       (173)        (173)

   Net income                                             -                -               -         3,110           -       3,110
                                             ---------------    ------------   --------------   ----------- ----------  ------------

BALANCE, December 31, 1994                           40,000            4,000          29,700         5,096       (173)      38,623

   Net unrealized investment gain, net                    -                -               -             -        609          609

   Net income                                             -                -               -         4,764          -        4,764
                                             ---------------    -------------  --------------   ------------ ---------  ------------
BALANCE, December 31, 1995                           40,000            4,000          29,700         9,860        436       43,996

   Return of capital                                      -                -         (15,000)            -          -      (15,000)

   Capital contribution from
      AMAL Corporation                                    -                -          25,670             -          -       25,670

   Net unrealized investment loss, net                    -                -               -             -       (307)        (307)

   Net income                                             -                -               -         4,650          -        4,650
                                             ---------------    -------------   -------------   ------------  ---------   ----------

BALANCE, December 31, 1996                           40,000   $        4,000  $       40,370   $    14,510   $    129    $  59,009
                                             ===============    =============   =============   ============  ==========  ==========







The accompanying notes are an integral part of these financial statements.

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                    ----------------------------------------
                            STATEMENTS OF CASH FLOWS
                            ------------------------
                                 (in thousands)



                                                                                                     December 31,
                                                                                ----------------------------------------------------
                                                                                      1996              1995              1994
                                                                                ----------------  -----------------  ---------------
OPERATING ACTIVITIES
--------------------
Net Income                                                                     $        4,650  $             4,764  $         3,110
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Amortization of deferred policy acquisition costs                                  5,531                3,057            2,521
     Policy acquisition costs deferred                                                (26,596)             (16,020)         (17,481)
     Interest credited to contract values                                               2,736                1,995            1,524
     Amortization of discounts or premiums                                                (83)                 (70)             (49)
     Net realized gains on investment transactions                                        (19)                 (28)             (19)
     Deferred income taxes                                                               (811)                 902            2,278
     Change in assets and liabilities:
       Accrued investment income                                                         (306)                 (15)             (98)
       Reinsurance recoverable-affiliates                                                  48                  412             (469)
       Prepaid reinsurance premium                                                       (650)                (487)            (451)
       Other assets                                                                      (377)                 (18)             (16)
       Policy and contract reserves                                                       140                  183              195
       Unearned policy charges                                                            279                  234              247
       Federal income tax payable-current                                                (310)                 698              (81)
       Unearned reinsurance ceded allowance                                               860                  610              595
       Other liabilities                                                                3,868                1,939           (1,823)
                                                                                 -------------   ------------------   --------------
Net cash used in operating activities                                                 (11,040)              (1,844)         (10,017)
                                                                                 -------------   ------------------   --------------

INVESTING ACTIVITIES
--------------------
Purchase of fixed maturity securities available for sale                              (31,514)              (7,760)         (15,673)
Proceeds from maturities or repayment of fixed maturity securities
    available for sale                                                                  5,307                3,738            5,108
Proceeds from sales of fixed maturity securities available for sale                     3,014                    -                -
Net change in loans on insurance policies                                              (1,670)              (1,042)            (576)
                                                                                 -------------   ------------------   --------------
  Net cash used in investing activities                                               (24,863)              (5,064)         (11,141)
                                                                                 -------------   ------------------   --------------

FINANCING ACTIVITIES
--------------------
Return of capital                                                                     (15,000)                   -            6,000
Capital contribution                                                                   25,670                    -                -
Net change in accumulated contract values                                              30,257                4,448            2,873
                                                                                 -------------   ------------------   --------------
  Net cash from financing activities                                                   40,927                4,448            8,873
                                                                                 -------------   ------------------   --------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                       5,024               (2,460)         (12,285)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                        5,660                8,120           20,405

                                                                                 =============   ==================   ==============
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                     $       10,684  $             5,660  $         8,120
                                                                                 =============   ==================   ==============

Supplemental cash flow information:
----------------------------------

Net cash paid (received) on income taxes                                       $        4,129  $               987  $          (527)


The accompanying notes are an integral part of these financial statements.

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                 (in thousands)




1.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------------------------------------------------------------------------

  Ameritas Variable Life Insurance Company (the Company), a stock life insurance company domiciled in the State of Nebraska, was a wholly-owned subsidiary of Ameritas Life Insurance Corp. (ALIC), a mutual life insurance company, until April of 1996 when it became a wholly-owned subsidiary of AMAL Corporation, a holding company 66% owned by ALIC and 34% owned by AmerUs Life Insurance Company (AmerUs). The Company began issuing variable life insurance and variable annuity policies in 1987 and fixed premium annuities in 1996. The variable life, variable annuity and fixed premium annuity policies are not participating with respect to dividends.

USE OF ESTIMATES
 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  The principal accounting and reporting practices followed are:

INVESTMENTS
  The Company classifies its securities into categories based upon the Company's intent relative to the eventual disposition of the securities. The first category, held-to-maturity securities, is composed of debt securities which a
company  has  the  positive  intent  and  ability  to  hold-to-maturity.   These
securities are carried at amortized cost. The second category, available-for-sale securities, may be sold to address the liquidity and other needs of a company. Debt and equity securities classified as available-for-sale are carried at fair value on the balance sheet with unrealized gains and losses excluded from income and reported as a separate component of stockholder's equity, net of related deferred acquisition costs and income tax effects. The third category, trading securities, is for debt and equity securities acquired for the purpose of selling them in the near term. The Company has classified all of its securities as available-for-sale. Realized investment gains and losses on sales of securities are determined on the specific identification method.

  The Company records write-offs or allowances for its investments based upon an evaluation of specific problem investments. The Company reviews, on a continual basis, all invested assets to identify investments where the Company has credit concerns. Investments with credit concerns include those the Company has identified as experiencing a deterioration in financial condition. The Company has no write-offs or allowances recorded as of December 31, 1996, 1995 and 1994.

CASH EQUIVALENTS
  The Company considers all highly liquid debt securities purchased with a remaining maturity of less than three months to be cash equivalents.

SEPARATE ACCOUNTS
  The Company operates separate accounts on which the earnings or losses accrue exclusively to contractholders. The assets (mutual fund investments) and liabilities of each account are clearly identifiable and distinguishable from other assets and liabilities of the Company. Assets are reported at fair value.

PREMIUM REVENUE AND BENEFITS TO POLICYHOLDERS

RECOGNITION OF UNIVERSAL LIFE-TYPE CONTRACTS REVENUE AND BENEFITS TO
POLICYHOLDERS
  Universal life-type policies are insurance contracts with terms that are not fixed and guaranteed. The terms that may be changed could include one or more of the amounts assessed the policyholder, premiums paid by the policyholder or interest accrued to policyholder balances. Amounts received as payments for such contracts are reflected as deposits and are not reported as premium revenues.

  Revenues for universal life-type policies consist of charges assessed against policy account values for deferred policy loading, mortality risk expense, the cost of insurance and policy administration. Policy benefits and claims that are charged to expense include interest credited to contracts under the fixed account investment option and benefit claims incurred in the period in excess of related policy account balances.

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                 (in thousands)



1.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------------------------------------------------------------------------
 (Continued):
-------------

RECOGNITION OF INVESTMENT CONTRACT REVENUE AND BENEFITS TO POLICYHOLDERS
  Contracts that do not subject the Company to risks arising from policyholder mortality or morbidity are referred to as investment contracts. Certain deferred annuities are considered investment contracts. Amounts received as payments for such contracts are reflected as deposits and are not reported as premium revenues.

  Revenues for investment products consist of investment income and policy administration charges. Contract benefits that are charged to expense include benefit claims incurred in the period in excess of related contract balances, and interest credited to contract balances.

POLICY ACQUISITION COSTS
  Those costs of acquiring new business, which vary with and are primarily related to the production of new business, have been deferred to the extent that such costs are deemed recoverable from future premiums. Such costs include commissions, certain costs of policy issuance and underwriting, and certain variable distribution expenses.

  Costs deferred related to universal life-type policies and investment-type contracts are amortized over the lives of the policies, in relation to the present value of estimated gross profits from mortality, investment and expense margins. The estimated gross profits are reviewed annually based on actual experience and changes in assumptions.

  An analysis of the costs carried in the balance sheets as deferred acquisition costs is as follows:

                                                                                              December 31
                                                                                -----------------------------------------
                                                                                     1996          1995           1994
-------------------------------------------------------------------------------------------------------------------------
Beginning balance                                                                  $57,664       $45,940         $30,659
Acquisition costs deferred                                                          26,596        16,020          17,481
Amortization of deferred policy acquisition costs                                   (5,531)       (3,057)         (2,521)
Adjustment for unrealized investment (gain) loss                                       543        (1,239)            321
-------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                     $79,272       $57,664         $45,940
-------------------------------------------------------------------------------------------------------------------------

To the extent that unrealized gains or losses on available-for-sale securities would result in an adjustment of deferred policy acquisition costs had those gains or losses actually been realized, the related unamortized deferred policy acquisition costs are recorded as an adjustment of the unrealized gains or losses included in stockholder's equity.

FUTURE POLICY AND CONTRACT BENEFITS
  Liabilities for future policy and contract benefits left with the Company on variable universal life and annuity-type contracts are based on the policy account balance, and are shown as accumulated contract values. In addition the Company carries as future policy benefits a liability for additional coverages offered under policy riders.

INCOME TAXES
   The provision for income taxes includes amounts currently payable and deferred income taxes resulting from the cumulative differences in assets and liabilities determined on a tax return and financial statement basis at the current enacted tax rates.

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                    ----------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994
             -----------------------------------------------------
                                 (in thousands)


2.  INVESTMENTS
---------------

  Investment income summarized by type of investment was as follows:

                                                                                                Year Ended December 31
                                                                                     --------------------------------------------
                                                                                            1996           1995            1994
---------------------------------------------------------------------------------------------------------------------------------
Fixed maturity securities available for sale                                                $3,308        $2,819          $2,411
Cash equivalents                                                                               618           597             609
Loans on insurance policies                                                                    214           128              82
---------------------------------------------------------------------------------------------------------------------------------
  Gross investment income                                                                    4,140         3,544           3,102
Investment expenses                                                                            537            52              56
---------------------------------------------------------------------------------------------------------------------------------
  Net investment income                                                                     $3,603        $3,492          $3,046
---------------------------------------------------------------------------------------------------------------------------------


  Net pretax realized investment gains (losses) were as follows:

                                                                                                 Year Ended December 31
                                                                                     --------------------------------------------
                                                                                             1996          1995           1994
---------------------------------------------------------------------------------------------------------------------------------
Net gains on disposals of fixed maturity securities available for sale                       $19           $28             $19
---------------------------------------------------------------------------------------------------------------------------------

Proceeds from sales of fixed maturity securities available for sale and gross gains and losses realized on those sales were as follows:

                                                                                              Year Ended December 31, 1996
                                                                                     --------------------------------------------
                                                                                         Proceeds        Gains          Losses
---------------------------------------------------------------------------------------------------------------------------------
                                                                                         $3,014           $30            $  -
--------------------------------------------------------------------------------------------------------------------------------

There were no disposals of fixed maturity securities available for sale during 1995 or 1994 other than calls or maturities.

  The amortized cost and fair value of investments in fixed maturity securities available for sale by type of investment were as follows:

                                                                                            December 31, 1996
                                                                         --------------------------------------------------------
                                                                           Amortized       Gross Unrealized              Fair
                                                                                      ----------------------------
                                                                               Cost         Gains        Losses          Value
---------------------------------------------------------------------------------------------------------------------------------
  U.S. Corporate                                                             $33,690          $437          $114         $34,013
  Mortgage-backed                                                             13,407           209            22          13,594
  U.S. Treasury securities and obligations of
    U.S. government agencies                                                  14,951           158            95          15,014
---------------------------------------------------------------------------------------------------------------------------------
      Total fixed maturity securities available for sale                     $62,048          $804          $231         $62,621
---------------------------------------------------------------------------------------------------------------------------------


  The December 31, 1996 balance of stockholder's equity was decreased by $307 (comprised of a decrease in the carrying value of the securities of $1,017 reduced by $545 of related adjustments to deferred acquisition costs and $165 in deferred income taxes) to reflect the net unrealized gain on securities classified as available-for-sale.


                                                                                             December 31, 1995
                                                                         --------------------------------------------------------
                                                                             Amortized       Gross Unrealized            Fair
                                                                                         ----------------------------
                                                                              Cost          Gains        Losses          Value
---------------------------------------------------------------------------------------------------------------------------------
  U.S. Corporate                                                            $20,667          $930          $  -         $21,597
  Mortgage-backed                                                             3,628           114             -           3,742
  U.S. Treasury securities and obligations of
    U.S. government agencies                                                 14,458           550             4          15,004
---------------------------------------------------------------------------------------------------------------------------------
      Total fixed maturity securities available for sale                    $38,753        $1,594            $4         $40,343
---------------------------------------------------------------------------------------------------------------------------------

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                    ----------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994
             -----------------------------------------------------
                                 (in thousands)


2.  INVESTMENTS (continued)
---------------------------

  The December 31, 1995 balance of stockholder's equity was increased by $609 (comprised of an increase in the carrying value of the securities of $2,177, reduced by $1,240 of related adjustments to deferred acquisition costs and $328 in deferred income taxes) to reflect the net unrealized gain on securities classified as available-for-sale.

  The amortized cost and fair value of fixed maturity securities available for sale by contractual maturity at December 31, 1996 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                                 Amortized        Fair
                                                                                                    Cost          Value
--------------------------------------------------------------------------------------------------------------------------
Due in one year or less                                                                            $7,582          $7,652
Due after one year through five years                                                              17,266          17,568
Due after five years through ten years                                                             22,264          22,303
Due after ten years                                                                                 1,529           1,504
Mortgage-backed securities                                                                         13,407          13,594
--------------------------------------------------------------------------------------------------------------------------
      Total                                                                                       $62,048         $62,621
--------------------------------------------------------------------------------------------------------------------------


3.  INCOME TAXES
----------------

  The items that give rise to deferred tax assets and liabilities relate to the following:

                                                                                       Year Ended December 31
                                                                                       ----------------------
                                                                                          1996          1995
-------------------------------------------------------------------------------------------------------------
Net unrealized investment gains                                                           $277          $606
Deferred policy acquisition costs                                                       23,727        17,276
Prepaid expenses                                                                           172           118
Other                                                                                        0           500
-------------------------------------------------------------------------------------------------------------
Gross deferred tax liability                                                            24,176        18,500
-------------------------------------------------------------------------------------------------------------


Future policy and contract benefits                                                     12,620         5,939
Deferred future revenues                                                                 1,534         1,039
Other                                                                                      101           124
-------------------------------------------------------------------------------------------------------------
Gross deferred tax asset                                                                14,255         7,102
-------------------------------------------------------------------------------------------------------------
    Net deferred tax liability                                                          $9,921       $11,398
-------------------------------------------------------------------------------------------------------------

The difference between the U.S. federal income tax rate and the consolidated tax provision rate is summarized as follows:

                                                                                     Year Ended December 31
                                                                         --------------------------------------------
                                                                                  1996           1995         1994
---------------------------------------------------------------------------------------------------------------------
Statutory tax rate                                                                35.0%         35.0%         35.0%
Other                                                                              4.3           0.2          (0.1)
---------------------------------------------------------------------------------------------------------------------
    Provision for income taxes                                                    39.3%         35.2%         34.9%
---------------------------------------------------------------------------------------------------------------------

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                    ----------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994
             -----------------------------------------------------
                                 (in thousands)


4.  RELATED PARTY TRANSACTIONS
------------------------------

Affiliates provide technical, financial and legal support to the Company under administrative service agreements. The cost of these services to the Company for years ended December 31, 1996, 1995 and 1994 was $8,907, $4,858 and $4,029
respectively. The Company also leased office space and furniture and equipment from affiliates during 1995 and 1994. The cost of these leases to the Company for the years ended December 31, 1995, and 1994 was $37 and $40, respectively. Under the terms of investment advisory agreements, the Company paid $73, $44 and $43 for the years ended December 31, 1996, 1995 and 1994 to Ameritas Investment Advisors Inc., an indirect wholly-owned subsidiary of Ameritas Life Insurance Corp.

The Company entered into reinsurance agreements (yearly renewable term) with affiliates. Under this agreement, these affiliates assume life insurance risk in excess of the Company's $100 retention limit. The Company paid $3,301, $2,280 and $1,333 of net reinsurance premiums to affiliates for the years ended December 31, 1996, 1995 and 1994, respectively. The Company has received reinsurance recoveries from affiliates of $659, $1,472 and $519 for the years ended December 31, 1996, 1995 and 1994, respectively.

The Company has entered into guarantee agreements with ALIC, AmerUs and AMAL Corporation whereby, they guarantee the full, complete and absolute performance of all duties and obligations of the Company.

The Company's variable life and variable annuity products are distributed through Ameritas Investment Corp., a wholly-owned subsidiary of AMAL Corporation. The Company received $54, $192 and $272 for the years ended December 31, 1996, 1995 and 1994 respectively, from this affiliate to partially defray the costs of materials and prospectuses. Policies placed by this affiliate generated commission expense of $20,373, $14,028 and $15,223 for the years ended December 31, 1996, 1995 and 1994, respectively.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

5.  EMPLOYEE AND AGENT BENEFIT PLANS
------------------------------------

The Company is included in the noncontributory defined-benefit pension plan that covers substantially all full-time employees of ALIC and its subsidiaries. Pension costs include current service costs, which are accrued and funded on a current basis, and past service costs, which are amortized over the average remaining service life of all employees on the adoption date. The assets and liabilities of this plan are not segregated. The Company had no full time employees during 1996 or 1995. Total Company contributions for the year ended December 31, 1994 was $47.

The Company's employees also participate in a defined contribution thrift plan that covers substantially all full-time employees of Ameritas Life Insurance Corp. and its subsidiaries. Company matching contributions under the plan range from 1% to 3% of the participant's compensation. The Company had no full time employees during 1996 or 1995. Total Company contributions for the year ended December 31, 1994 was $20.

The Company is also included in the postretirement benefit plans provided to retired employees of Ameritas Life Insurance Corp. and its subsidiaries. These benefits are a specified percentage of premium until age 65 and a flat dollar amount thereafter. Employees become eligible for these benefits upon the attainment of age 55, 15 years of service and participation in the plan for the immediately preceding 5 years. Benefit costs include the expected cost of postretirement benefits for newly eligible employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience. The assets and liabilities of this plan are not segregated. The Company had no full time employees during 1996 or 1995. Total Company contribution for the year ended December 31, 1994 was $7.

Expenses for the defined benefit pension plan and postretirement group medical plan are allocated to the Company based on percentage of payroll.

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                    ----------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994
             -----------------------------------------------------
                                 (in thousands)


6.  STOCKHOLDER'S EQUITY
------------------------

  Net income(loss), as determined in accordance with statutory accounting practices, was $855, $(19), and $(3,900) for 1996, 1995 and 1994, respectively.
The Company's statutory surplus was $44,100, $13,800, and $12,600 at December 31, 1996, 1995 and 1994, respectively. Effective January 1, 1996 the Company changed reserving methods used for most existing products resulting in an increase in statutory surplus of approximately $20,601.

Under statutes of the Insurance Department of the State of Nebraska, the Company is limited in the amount of dividends it can pay to its stockholder. On February 28, 1996 the Board of Directors declared a return of paid-in-capital of $15,000 payable by way of a note due on or before August 15, 1996. The note was retired on August 15, 1996. This action was approved by the State of Nebraska Insurance Department and any additional distributions of capital or surplus will require approval of the Insurance Department.

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS
---------------------------------------

  The following disclosures are made regarding fair value information about certain financial instruments for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, may not be realized in immediate settlement of the instrument. All nonfinancial instruments are excluded from disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

  The fair value estimates presented herein are based on pertinent information available to management as of December 31 of each year. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date; therefore, current estimates of fair value may differ significantly from the amounts presented herein.

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for each class of financial instrument for which it is practicable to estimate a value:

   Fixed maturity securities available for sale
    For publicly traded securities, fair value is determined using an independent pricing source. For securities without a readily ascertainable fair value, fair value has been determined using an interest rate spread matrix based upon quality, weighted average maturity and Treasury yields.

   Loans on insurance policies
    Fair values for policy loans are estimated using discounted cash flow analyses at interest rates currently offered for similar loans with similar remaining terms. Policy loans with similar characteristics are aggregated for purposes of the calculations.

   Cash  and  cash  equivalents,  accrued  investment  income   and  reinsurance
   recoverable
    The carrying amounts reported in the balance sheet equals fair value due to the nature of these instruments.

   Accumulated contract values
    Funds on deposit which do not have fixed maturities are carried at the amount payable on demand at the reporting date.

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                    ----------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994
             -----------------------------------------------------
                                 (in thousands)


7.  FAIR VALUE OF FINANCIAL INSTRUMENTS (continued):
----------------------------------------------------

  Estimated fair values as of December 31, are as follows:
                                                                                                December 31
                                                                         --------------------------------------------------------
                                                                                     1996                         1995
                                                                         --------------------------------------------------------
                                                                            Carrying        Fair        Carrying         Fair
                                                                             Amount         Value        Amount          Value
---------------------------------------------------------------------------------------------------------------------------------
Financial Assets:
  Fixed maturity securities available for sale                               $62,621       $62,621       $40,343         $40,343
  Loans on insurance policies                                                  4,309         3,843         2,639           2,346
  Cash and cash equivalents                                                   10,684        10,684         5,660           5,660
  Accrued investment income                                                    1,096         1,096           790             790
  Reinsurance recoverable - affiliates                                             9             9            57              57

Financial Liabilities:
  Accumulated contract values excluding amounts held under
  insurance contracts                                                        $70,640       $70,640       $39,283         $39,283


8.  SEPARATE ACCOUNTS
---------------------

  The Company is currently marketing variable life and variable annuity products which have separate accounts as an investment option. Separate Account V (Account V) was formed to receive and invest premium receipts from variable life insurance policies issued by the Company. Separate Account VA-2 (Account VA-2) was formed to receive and invest premium receipts from variable annuity policies issued by the Company. Both Separate Accounts are registered under the Investment Company Act of 1940, as amended, as unit investment trusts. Account V and VA-2's assets and liabilities are segregated from the other assets and liabilities of the Company.

Amounts in the Separate Accounts are:
                                                                                                             December 31
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                          1996           1995
---------------------------------------------------------------------------------------------------------------------------------
Separate Account V                                                                                      $136,079         $93,610
Separate Account VA-2                                                                                    811,501         588,872
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                        $947,580        $682,482
---------------------------------------------------------------------------------------------------------------------------------

The assets of Account V are invested in shares of the Variable Insurance Products Fund, the Variable Insurance Products Fund II, Alger American Fund, Dreyfus Stock Index Fund and MFS Variable Insurance Trust. Each fund is registered with the SEC under the Investment Company Act of 1940, as amended, as an open-end diversified management investment company.

The Variable Insurance Products Fund and the Variable Insurance Products Fund II are managed by Fidelity Management and Research Company. The Variable Insurance Products Fund has five portfolios: the Money Market Portfolio, the High Income Portfolio, the Equity Income Portfolio, the Growth Portfolio and the Overseas Portfolio. The Variable Insurance Fund II has five portfolios: the Investment Grade Bond Portfolio, Asset Manager Portfolio, Contrafund Portfolio (effective August 25, 1995), Asset Manager Growth Portfolio( effective September 15, 1995) and the Index 500 Portfolio (effective September 21, 1995). The Alger American Fund is managed by Fred Alger Management, Inc. and has six portfolios: Income and Growth Portfolio, Small Capitalization Portfolio, Growth Portfolio, MidCap Growth Portfolio (effective June 17, 1993), Balanced Portfolio (effective June 28, 1993) and the Leveraged Allcap Portfolio (effective August 30, 1995). The Dreyfus Stock Index Fund is managed by Wells Fargo Nikko Investment Advisors and has the Stock Index Fund Portfolio. The MFS Variable Insurance Trust is managed by Massachusetts Financial Services Company. The MFS Variable Insurance Trust has three portfolios: the Emerging Growth Portfolio (effective August 25, 1995), World Governments Portfolio (effective August 24, 1995) and the Utilities Portfolio (effective September 18, 1995)

Separate Account VA-2 allows investment in the Variable Insurance Products Fund, Variable Insurance Products Fund II, Alger American Fund, Dreyfus Stock Index Fund and the MFS Variable Insurance Trust with the same portfolios as described above.

                                     PART C

                                OTHER INFORMATION



Item 24.   Financial Statements and Exhibits

     a)   Financial Statements:

     The financial statements of Ameritas Variable Life Insurance Company Separate Account VA-2 and Ameritas Variable Life Insurance Company are filed in Part B.

     Ameritas Variable Life Insurance Company Separate Account VA-2:

     -  Report of Deloitte & Touche LLP, independent auditors.

     -  Statement of Net Assets as of December 31, 1996.

     - Statements of Operations and Changes in Net Assets for each of the three years in the period ended December 31, 1996.

     - Notes to Financial Statements for the three years in the period ended December 31, 1996.

     Ameritas Variable Life Insurance Company:

     -  Report of Deloitte & Touche LLP, independent auditors.

     -  Balance Sheets as of December 31, 1996 and 1995.

     - Statements of Operations for each of the three years in the period ended December 31, 1996.

     - Statements of Changes in Stockholder's Equity for each of the three years in the period ended December 31, 1996.

     - Statements of Cash Flows for each of the three years in the period ended December 31, 1996.

     - Notes to Financial Statements for the three years in the period ended December 31, 1996.

All schedules of the Company for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or have been disclosed in the Notes to the Financial Statements and therefore have been omitted.

There are no financial statements included in Part A.

     b) Exhibits

     Exhibit Number     Description of Exhibit
     --------------     ----------------------

     (1) Resolution of Board of Directors of Ameritas Variable Life Insurance Company establishing Ameritas Variable Life Insurance Company Separate Account VA-2.

     (2)                Not applicable.

     (3)(a)             Principal Underwriting Agreement.

     (3)(b)             Form of Selling Agreement.*

     (4)                Form of Variable Annuity Contract.

     (5) Form of Application for Variable Annuity Contract. (To Be Filed By Pre-Effective Amendment).

     (6)(a) Articles of Incorporation of Ameritas Variable Life Insurance Company.**

     (6)(b)             Bylaws of Ameritas Variable Life Insurance Company.**

     (7)                Not applicable.

     (8)(a)             Participation Agreement (MFS).*

     (8)(b)             Participation Agreement (Fidelity).**

     (8)(c)             Participation Agreement (Alger American)**

     (8)(d)             Participation Agreement (Morgan Stanley)*

     (9)                Opinion and consent of Norman M. Krivosha.

     (10)(a)            Independent Auditors' Consent

     (11)               No financial statements are omitted from Item 23.

     (12)               Not applicable

     (13)               Not applicable



*         Incorporated  by   reference  to   initial  registration statement for
          Ameritas Variable Life Insurance Company, Separate Account V File No. 333-15585, filed on November 5, 1996.

** Incorporated by reference to pre-effective amendment to registration statement for Ameritas Variable Life Insurance Company, Separate Account V File No. 333-15585, filed on January 17, 1997.

Item 25.   Directors and Officers of the Depositor.


     Name and Principal          Position and Offices
     Business Address            with Depositor
     ----------------            --------------

     Lawrence J. Arth*           Director, Chairman of the Board, President
                                 and Chief Executive Officer

     Kenneth C. Louis*           Director and Executive Vice President

     Gary McPhail**              Director and Executive Vice President

     Robert W. Bush*             Director and Senior Vice President Variable
                                 Operations and Administration

     Thomas C. Godlasky**        Director

     Michael E. Sproule**        Director

     Wayne E. Brewster*          Senior Vice President - Variable Sales

     Ashok Chawla**              Vice President - Fixed Annuity Investments

     Brian J. Clark**            Vice President-Fixed Annuity Product
                                 Development

     Joseph K. Haggerty**        Assistant General Counsel

     James R. Haire*             Vice President and Actuary

     Jon C. Headrick*            Treasurer

     Sandra K. Holmes**          Vice President-Fixed Annuity Customer Service

     Kenneth R. Jones*           Vice President - Corporate Compliance and
                                 Assistant Secretary

     Norman M. Krivosha*         Secretary and General Counsel

     Candace Linville**          Assistant Secretary

     JoAnn M. Martin*            Controller

     Kevin Wagoner**             Assistant Treasurer



* Principal business address: Ameritas Variable Life Insurance Company, 5900 "O" Street, Lincoln, Nebraska 68510.

** Principal business address: AmerUs Life Insurance Company, 611 Fifth Avenue, Des Moines, Iowa 50309

Item 26

The depositor, Ameritas Variable Life Insurance Company, is directly wholly owned by AMAL Corporation. The Registrant is a segregated asset account of Ameritas Variable Life Insurance Company.

The following chart indicates the persons controlled by or under common control with Ameritas Variable Life Insurance Company:


Omitted chart shows Ameritas organization. ALIC with its separate accounts is at the uppermost tier; second tier companies are: Ameritas Investment Advisors, Inc., Ameritas Managed Dental Plan, Inc., First Ameritas Life Insurance Corp. of New York, Pathmark Assurance Company, Veritas Corp., AMAL Corporation, third tier companies are Ameritas Investment Corp. and Ameritas Variable Life
Insurance   Company  with  its  separate   accounts  which  are  owned  by  AMAL
Corporation.


All entities are Nebraska entities, except First Ameritas Life Insurance Corp. of New York, which is a New York entity, and Ameritas Managed Dental Plan, Inc., which is a California entity.

All entities are wholly-owned by the person immediately controlling it, except AMAL Corporation, a holding company, which is jointly owned by Ameritas Life Insurance Corp., which owns a majority interest in AMAL Corporation, and AmerUs Life Insurance Company, which owns a minority interest in AMAL Corporation.

AMAL Corporation is a holding company. Veritas is a marketing agency. Pathmark Assurance Company is an insurance company.

Item 27.   Number of Contractowners

           As of December 31, 1996, there were 0 contractowners.

Item 28.   Indemnification

Ameritas Variable Life Insurance Company's By-laws provide as follows:

   "The Corporation shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding to the full extent authorized by the laws of Nebraska."

   Section 21-2004 of the Nebraska Business Corporation Act, in general, allows a corporation to indemnify any director, officer, employee or agent of the corporation for amounts paid in settlement actually and reasonably incurred by him or her in connection with an action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

   In a case of a derivative action, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless a court in which the action was brought shall determine that such person is fairly and reasonably entitled to indemnify for such expenses which the Court shall deem proper.

   Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.   Principal Underwriters


   a) Ameritas Investment Corp., which will serve as the principal underwriter for the variable annuity contracts issued through Ameritas Variable Life Insurance Company Separate Account VA-2, also serves as the principal underwriter for variable life insurance contracts issued through Ameritas Variable Life Insurance Company Separate Account V, and serves as the principal underwriter for variable life insurance contracts issued through Ameritas Life Insurance Corp. Separate Account LLVL and variable annuity contracts issued through Ameritas Life Insurance Corp Separate Account LLVA.

   b) The following table sets forth certain information regarding the officers and directors of the principal underwriter, Ameritas Investment Corp.

       Name and Principal            Positions and Offices
       Business Address              with Underwriter
       ----------------              ----------------

       Lawrence J. Arth*             Director and Chairman of the Board

       Kenneth C. Louis*             Director, Senior Vice President

       Gary McPhail**                Director, Senior Vice President

       William R. Giovanni*          Director, President and Chief Executive
                                     Officer

       Thomas C. Godlasky**          Director

       Michael E. Sproule**          Director

       Billie B. Beavers***          Senior Vice President

       Thomas C. Bittner*            Vice President-Marketing and Administration

       Alan R. Eveland*              Vice President-Public Finance

       James R. Fox***               Senior Vice President

       Jon C. Headrick*              Treasurer

       Michael P. Heaton***          Senior Vice President

       Kenneth R. Jones*             Vice President-Corporate Compliance and
                                     Assistant Secretary

       Norman M. Krivosha*           Secretary and General Counsel

       Bruce D. Lefler***            Vice President

       Robert W. Morrow*             Vice President

       Michael VanHorne***           Senior Vice President

       Janell D. Winsor*             Vice President-Retail Sales Manager



* Principal business address: Ameritas Investment Corp., 5900 "O" Street, Lincoln, Nebraska 68510.
** Principal business address: AmerUs Life Insurance Company, 611 Fifth Avenue, Des Moines, Iowa 50309
*** Principal business address: Ameritas Investment Corp., 440 Regency Parkway Drive, Suite 222, Omaha, Nebraska 68114

   c)

                                        Net Underwriting         Compensation
            Name of Principal           Discounts and                 on                 Brokerage
              Underwriter (1)           Commissions (2)          Redemption (3)          Commissions (4)          Compensation (5)
          -----------------------     ------------------        ---------------         ----------------          ----------------
          Ameritas Investment            $9,573,745                   $ 0                   $31,204                   $462,126
          Corp. ("AIC")

      (2)+(4)+(5) = Gross variable annuity compensation received by AIC.
      (2) = Sales compensation received and paid out by AIC as underwriter, AIC retains 0.
      (4) = Sales compensation received by AIC for retail sales.
      (5) = Sales compensation received by AIC and retained as underwriting fee.


Item 30.   Location of Account and Records

   The Books, records and other documents required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained at Ameritas Variable Life Insurance Company, 5900 "O" Street, Lincoln, Nebraska 68510.

Item 31.   Management Services

   Not applicable.

Item 32.   Undertakings

   a) Registrant undertakes to file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

   b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send for a Statement of Additional Information.

   c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

   d) The Registrant is relying upon the Division of Investment Management (Division) no-action letter of November 28, 1988 concerning annuities sold in 403(b) plans and represents that the requirements of the no-action letter have been, are and/or will be complied with.

   e) Ameritas Variable Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ameritas Variable Life Insurance Company Separate Account VA-2, certifies that it has duly caused this Registration Statement to be signed on is behalf by the undersigned thereunto duly authorized in the City of Lincoln, County of Lancaster, State of Nebraska on this 22nd day of September, 1997.



                                       AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                              SEPARATE ACCOUNT VA-2, Registrant

                            AMERITAS VARIABLE LIFE INSURANCE COMPANY, Depositor





Attest:  /s/  Norman M. Krivosha              By:  /s/ Lawrence J. Arth
        --------------------------              ---------------------------
               Secretary                          Chairman of the Board


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the Directors and Officers of Ameritas Variable Life Insurance Company of Nebraska on the dates indicated.




      SIGNATURE                      TITLE                          DATE


/s/ Lawrence J. Arth      Director, Chairman of the Board     September 22, 1997
----------------------  President and Chief Executive Officer
    Lawrence J. Arth


/s/ Kenneth C. Louis     Director, Executive Vice President   September 22, 1997
----------------------
    Kenneth C. Louis


/s/ Gary R. McPhail      Director, Executive Vice President   September 22, 1997
----------------------
    Gary R. McPhail


/s/ Robert W. Bush         Director, Senior Vice President    September 22, 1997
----------------------  Variable Operations and Administration
    Robert W. Bush


/s/ Thomas C. Godlasky              Director                  September 22, 1997
-----------------------
    Thomas C. Godlasky

       SIGNATURE                     TITLE                         DATE



/s/ Jon C. Headrick                 Treasurer                 September 22, 1997
-----------------------
    Jon C. Headrick


/s/ Norman M. Krivosha      Secretary and General Counsel     September 22, 1997
-----------------------
    Norman M. Krivosha


/s/ JoAnn M. Martin                 Controller                September 22, 1997
-----------------------
    JoAnn M. Martin


/s/ Michael E. Sproule              Director                  September 22, 1997
------------------------
    Michael E. Sproule

       As filed with the Securities and Exchange Commission on _________________
                                                       Registration No. ________







                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                           --------------------------


                                    EXHIBITS


                                       TO


                                    FORM N-4


                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT VA-2

                                  Exhibit Index
                                  -------------

Exhibit
-------
 99.B1 Resolution of Board of Directors of Ameritas Variable Life Insurance Company establishing Ameritas Variable Life Insurance Company Separate Account VA-2

 99.B3(a)       Principal Underwriting Agreement

 99.B4          Form of Variable Annuity Contract

 99.B9          Opinion and Consent of Norman M. Krivosha

 99.B10(a)      Independent Auditors' Consent